UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

In the Matter of                       )
                                       )     Certificate Pursuant to Rule 24 and
C&T ENTERPRISES, INC., ET AL.          )     Release Nos. 35-27590 and
                                       )     35-27908 Under the
File Nos. 70-10023 and                 )     Public Utility Holding Company
70-10185                               )     Act of 1935
(Public Utility Holding Company        )
Act of 1935)                           )


         On October 31, 2002, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27590 in File No. 70-10023, granting an exemption under Section 3(a)(1) of the Public Utility Holding Company Act of 1935 ("PUHCA"), as amended, to C&T Enterprises ("C&T"), Tri-County Rural Electric Cooperative, Inc. ("Tri-County"), Claverack Rural Electric Cooperative, Inc. ("Claverack"), and Wilderness Area Utilities ("Wilderness") in relation to C&T's proposed acquisition of Valley Energy, Inc. ("Valley") (collectively, the "Applicants"). On November 4, 2004, the SEC issued an order, Release No. 35-27908 in File No. 70-10185, granting an exemption under Section 3(a)(1) of PUCHA to C&T, Tri-County and Claverack in relation to a corporate restructuring. The above-referenced orders required C&T to file certain information (as described in the orders) as well as the financial statements for C&T, Claverack, Tri-County and Valley under Rule 24 within 90 days of the close of the Applicants' fiscal year. In compliance with the orders, the following information is hereby submitted:

         1) the operating margin for each of C&T, Valley, and Valley's New York operations (before intercompany eliminations) and their percentage contribution of each for the past year, to the total combined operating margin (after intercompany eliminations) of C&T and Valley;

         2) Financial Statement of C&T for year ending December 31, 2004;

         3) Financial Statement of Claverack for year ending December 31, 2004; and

         4) Financial Statement of Valley for year ending December 31, 2004.

         The Applicants informally requested an extension of time to file the information included herein on March 28, 2005. However, the Financial Statement of Tri-County for year ending December 31, 2004 has been further delayed but will be submitted as soon as it is completed and Applicants will request an appropriate extension of time in a separate filing.

                                  C&T Enterprises, Inc.

                                  By:      /s/ Robert O. Toombs
                                           --------------------
                                           Robert O. Toombs
                                           Chief Executive Officer and President
                                           C&T Enterprises, Inc.
                                           1775 Industrial Boulevard
                                           Lewisburg, PA 17837

                                  Date:    April 6, 2005

                                  Attachment 1

-------------------------------------------------------------------------------------------------------------
                        Operating Margins (000s) For Period Ending December 31, 2004

-------------------------------------------------------------------------------------------------------------

Operating Margin = Gross Revenue less cost of gas and cost of fuel for electric generation (direct pass through to consumer)

-------------------------------------------------------------------------------------------------------------
      Year        C&T Combined          Valley (total)                           Valley NY

----------------- -------------- ------------------------------ ---------------------------------------------
                                     Amount        % of C&T         Amount        % of C&T      % of Valley
                                                     Total                          Total          Total

----------------- -------------- --------------- -------------- --------------- -------------- --------------
      2004          $ 11,136        $ 3,633         32.6 %          $ 590           5.3 %         16.2 %
----------------- -------------- --------------- -------------- --------------- -------------- --------------

----------------- -------------- --------------- -------------- --------------- -------------- --------------

                             C & T Enterprises, Inc.

                          Consolidated Financial Report


                                December 31, 2004

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Table of Contents
December 31, 2004







                                                                           Page
                                                                          ------

Consolidated Financial Statements:

     Independent Auditor's Report on the Consolidated
       Financial Statements                                                  1

     Consolidated Balance Sheets                                             2

     Consolidated Statements of Income                                       4

     Consolidated Statements of Stockholders' Equity                         6

     Consolidated Statements of Cash Flows                                   7

     Notes to Consolidated Financial Statements                              9




Supplementary Information:

     Independent Auditor's Report on Supplementary Information              22

     Consolidating Balance Sheet, by Company                                23

     Consolidating Statement of Income, by Company                          25

                          Independent Auditor's Report
                    on the Consolidated Financial Statements


To the Board of Directors
C & T Enterprises, Inc.


         We have audited the accompanying consolidated balance sheets of C & T Enterprises, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of C & T Enterprises, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 14 to the consolidated financial statements, a Company's subsidiary changed its policy for recognizing unbilled revenue for regulatory purposes in 2003.

                                                        Beard Miller Company LLP

Reading, Pennsylvania
February 11, 2005, except for Note 8 as to which the date is March 10, 2005

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Consolidated Balance Sheets
December 31, 2004 and 2003

                                                                                    2004                 2003
                                                                               ----------------     ----------------
                                    Assets
Utility Plant

     Plant in service                                                              $45,596,689          $34,370,540
     Accumulated depreciation                                                      (17,929,788)         (13,104,496)
                                                                               ----------------     ----------------

                                                                                    27,666,901           21,266,044

     Construction work in progress, at cost                                            568,652              187,131
                                                                               ----------------     ----------------

         Total Utility Plant, Net                                                   28,235,553           21,453,175
                                                                               ----------------     ----------------

Other Property and Investments

     Non-utility property, net                                                       3,507,062            2,935,600
     Investments, marketable equity securities                                         704,203              649,193
     Notes receivable, affiliates                                                            0           10,519,038
     Goodwill                                                                        8,967,980            4,103,656
     Other                                                                              99,346               78,261
                                                                               ----------------     ----------------

         Total Other Property and Investments                                       13,278,591           18,285,748
                                                                               ----------------     ----------------

Current Assets

     Cash, primarily interest bearing                                                1,957,459            1,179,823
     Accounts receivable:
         Customers, less allowance for uncollectible accounts 2004
           $209,402; 2003 $181,262                                                   2,841,244            2,181,146
         Unbilled revenue                                                            1,392,018            1,050,075
         Other                                                                         136,113               99,234
     Notes receivable, affiliates                                                            0              200,000
     Advances, affiliates                                                              433,701              484,813
     Inventories                                                                     3,622,448            3,273,381
     Prepaid expenses                                                                  147,235              113,356
     Deferred income taxes                                                             188,519              114,226
                                                                               ----------------     ----------------

         Total Current Assets                                                       10,718,737            8,696,054
                                                                               ----------------     ----------------

Deferred Debits and Other

     Accounts receivable, affiliates                                                   820,460              705,799
     Regulatory asset                                                                  392,516                    0
     Under recovered natural gas costs                                                  90,670            1,052,782
     Deferred costs, postretirement benefits other than pension                         40,007                    0
     Prepaid expenses and other                                                        320,480              198,639
                                                                               ----------------     ----------------

         Total Deferred Debits and Other                                             1,664,133            1,957,220
                                                                               ----------------     ----------------

         Total Assets                                                              $53,897,014          $50,392,197
                                                                               ================     ================

See notes to consolidated financial assets
--------------------------------------------------------------------------------

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                     Liabilities and Stockholders' Equity

Stockholders' Equity

     Common stock, no par value; authorized 100,000 shares; issued and
         outstanding 2,000 shares                                                 $  9,470,760         $  8,660,130
     Retained earnings                                                               1,034,742              637,676
     Accumulated other comprehensive loss                                              (83,724)            (131,846)
                                                                               ----------------     ----------------

                                                                                    10,421,778            9,165,960

     Minority interest                                                                 161,300                    0
                                                                               ----------------     ----------------

         Total Stockholders' Equity                                                 10,583,078            9,165,960
                                                                               ----------------     ----------------

Long-Term Debt                                                                      30,531,652           31,101,777
                                                                               ----------------     ----------------

Current Liabilities

     Line of credit                                                                  3,851,700            3,370,000
     Current maturities of long-term debt                                              566,545              394,691
     Accounts payable                                                                1,427,422            1,035,153
     Due for purchased electricity and natural gas                                   2,093,478            1,610,374
     Accrued expenses                                                                  992,073            1,039,163
     Customer deposits                                                                  49,886               30,232
     Accrued taxes                                                                     323,623               91,735
                                                                               ----------------     ----------------

         Total Current Liabilities                                                   9,304,727            7,571,348
                                                                               ----------------     ----------------

Deferred Credits and Other Liabilities

     Deferred investment tax credits                                                     4,041                3,244
     Deferred income taxes                                                           1,440,945              617,389
     Deferred benefits and other                                                        32,252               39,175
     Regulatory liability                                                              135,642              328,435
     Accrued postretirement cost                                                     1,524,800            1,221,200
     Customer advances for construction                                                149,996              168,841
     Other liabilities                                                                 189,881              174,828
                                                                               ----------------     ----------------

         Total Deferred Credits and Other Liabilities                                3,477,557            2,553,112
                                                                               ----------------     ----------------








         Total Liabilities and Stockholders' Equity                               $ 53,897,014         $ 50,392,197
                                                                               ================     ================


--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Consolidated Statements of Income
Years Ended December 31, 2004 and 2003

                                                                                     2004                 2003
                                                                               ----------------     ----------------
Operating Revenues
     Electric                                                                      $22,101,235          $12,394,514
     Natural gas                                                                    10,356,338           10,845,200
     Petroleum products and other lubricants                                         8,810,648            8,548,509
                                                                               ----------------     ----------------

         Total Operating Revenues                                                   41,268,221           31,788,223
                                                                               ----------------     ----------------

Operating Expenses

     Electric purchased                                                             14,598,185            8,394,782
     Natural gas purchased                                                           6,723,256            6,734,506
     Cost of petroleum products and other lubricants                                 7,228,353            6,743,111
     Other operating expenses                                                        7,251,058            5,876,671
     Depreciation and amortization                                                   2,297,241            1,816,713
     Taxes, other than income                                                        1,622,770            1,153,812
                                                                               ----------------     ----------------

         Total Operating Expenses                                                   39,720,863           30,719,595
                                                                               ----------------     ----------------

         Income from Operations                                                      1,547,358            1,068,628
                                                                               ----------------     ----------------

Other Income

     Interest and dividends                                                             76,637               91,169
     Other                                                                             692,898              226,951
                                                                               ----------------     ----------------

         Total Other Income                                                            769,535              318,120
                                                                               ----------------     ----------------

Other Expenses

     Interest                                                                        1,357,096              934,004
     Loss on sale of investments                                                             0              128,908
     Other                                                                             244,993              148,765
                                                                               ----------------     ----------------

         Total Other Expenses                                                        1,602,089            1,211,677
                                                                               ----------------     ----------------

         Income before Income Taxes                                                    714,804              175,071
                                                                               ----------------     ----------------



See notes to consolidated financial statements.
--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Consolidated Statements of Income (Continued)
Years Ended December 31, 2004 and 2003

                                                                                     2004                 2003
                                                                               ----------------     ----------------
         Income before Income Taxes (Brought Forward)                                 $714,804             $175,071
                                                                               ----------------     ----------------
Income Taxes

     Federal                                                                           162,906               31,358
     State                                                                             154,832               95,594
                                                                               ----------------     ----------------

         Total Income Taxes                                                            317,738              126,952
                                                                               ----------------     ----------------

         Income before Cumulative Effect of Change in                                  397,066               48,119
              Accounting Principle

Cumulative Effect of Change in Accounting Principle, Net of Tax Expense of
     $357,296 in 2003                                                                        0              522,887
                                                                               ----------------     ----------------

         Net Income                                                                   $397,066             $571,006
                                                                               ================     ================



See notes to consolidated financial statements.
--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2004 and 2003

                                             Common           Retained         Accumulated Other          Total
                                             Stock            Earnings         Comprehensive Loss
                                        ----------------   ----------------     ----------------      ---------------
Balance - December 31, 2002                  $6,400,633         $   66,670            ($246,347)        $   6,220,956
                                                                                                      ---------------

     Comprehensive income:
         Net income                                   0            571,006                    0               571,006
         Net unrealized holding gains
             on investments arising
             during the period, less
             reclassification
             adjustment                               0                  0              114,501               114,501
                                                                                                      ---------------

         Total Comprehensive Income                                                                           685,507
                                                                                                      ---------------

     Capital contribution                     2,259,497                  0                    0             2,259,497
                                        ----------------   ----------------     ----------------      ---------------

Balance - December 31, 2003                   8,660,130            637,676             (131,846)            9,165,960
                                                                                                      ---------------

     Comprehensive income:
         Net income                                   0            397,066                    0
         Net unrealized holding gains
             on investments arising
             during the period                        0                  0               48,122                48,122
                                                                                                      ---------------

         Total Comprehensive Income                                                                           445,188
                                                                                                      ---------------

     Capital contribution                       810,630                  0                    0               810,630
                                        ----------------   ----------------     ----------------      ---------------

Balance - December 31, 2004                  $9,470,760         $1,034,742             ($83,724)          $10,421,778
                                        ================   ================     ================      ===============



See notes to consolidated financial statements.
--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
Years Ended December 31, 2004 and 2003

                                                                                     2004                 2003
                                                                               ----------------     ----------------
Cash Flows from Operating Activities

     Net income                                                                     $  397,066           $  571,006
     Adjustments to reconcile net income to net cash provided by (used in)
         operating activities:
              Depreciation and amortization                                          2,297,241            1,816,713
              (Gain) loss on disposal of property and equipment                        (65,079)              54,048
              Loss on sale of investments                                                    0              128,908
              Provision for doubtful accounts                                          282,935              288,731
              (Increase) decrease in assets:
                  Accounts receivable                                                 (107,918)            (731,420)
                  Advances, affiliates                                                 (14,549)            (236,191)
                  Inventories                                                         (173,589)          (1,477,883)
                  Prepaid expenses and other                                           (37,858)              70,602
                  Regulatory asset                                                    (392,516)                   0
                  Under/over recovered natural gas costs                               962,112             (951,820)
              Increase (decrease) in liabilities:
                  Accounts payable                                                     101,747               31,220
                  Due for purchased electricity and natural gas                        282,212              (81,494)
                  Regulatory liability                                                (192,793)            (928,212)
                  Accrued expenses                                                    (422,890)              31,832
                  Accrued taxes                                                       (222,159)            (165,698)
                  Deposits                                                             (11,256)              22,729
                  Deferred investment tax credits                                       (4,095)              (3,004)
                  Deferred income taxes                                                458,151              584,922
                  Other deferred credits and liabilities                               228,493              315,345
                  Other liabilities                                                    (27,738)             (41,792)
                                                                               ----------------     ----------------

              Net Cash Provided by (Used in) Operating Activities                    3,337,517             (701,458)
                                                                               ----------------     ----------------

Cash Flows from Investing Activities

     Acquisition of business assets of Witter Oil and Gas                                    0             (200,000)
     Proceeds from disposal of property and equipment                                  294,712               81,857
     Additions to utility plant                                                     (3,175,911)          (2,082,161)
     Other changes in utility plant, net                                                52,537              (43,028)
     Proceeds from sales of investments                                                      0               87,663
     Purchases of investment securities                                                      0              (90,467)
     Cash received upon transfer of Susquehanna Energy Plus, Inc.                            0              468,727
     Cash received upon transfer of Wilderness Area Utilities, Inc.                    170,402                    0
     Loans to affiliates                                                                     0          (10,719,038)
     Other                                                                              14,950              (11,426)
                                                                               ----------------     ----------------

              Net Cash Used in Investing Activities                                 (2,643,310)         (12,507,873)
                                                                               ----------------     ----------------


See notes to consolidated financial statements.
--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2004 and 2003

                                                                                     2004                 2003
                                                                               ----------------     ----------------
Cash Flows from Financing Activities

     Net borrowings on line of credit                                               $  481,700         $  2,270,000
     Proceeds from long-term borrowings                                                      0           10,719,038
     Principal payments on long-term debt                                             (398,271)            (364,372)
                                                                               ----------------     ----------------

              Net Cash Provided by Financing Activities                                 83,429           12,624,666
                                                                               ----------------     ----------------

              Net Increase (Decrease) in Cash                                          777,636             (584,665)

Cash - Beginning                                                                     1,179,823            1,764,488
                                                                               ----------------     ----------------

Cash - Ending                                                                       $1,957,459         $  1,179,823
                                                                               ================     ================

Supplementary Cash Flows Information

     Interest paid                                                                  $1,357,096         $    934,004
                                                                               ================     ================

     Income taxes paid                                                              $   87,466         $    279,568
                                                                               ================     ================

Supplementary Schedule of Noncash Investing and
     Financing Activities

     Net assets of Susquehanna Energy Plus, Inc. contributed by stockholder         $        0         $  2,260,000
                                                                               ================     ================

     Net liabilities of Wilderness Area Utilities, Inc. contributed by
         stockholder                                                               ($1,140,104)        $          0
                                                                               ================     ================



See notes to consolidated financial statements.
--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003



Note 1 - Principles of Consolidation and Nature of Business

              The consolidated financial statements include the accounts of C & T Enterprises, Inc. (C & T), a holding company, and its subsidiaries, Citizens' Electric Company of Lewisburg, PA. (Citizens), Valley Energy, Inc. (Valley Energy), Susquehanna Energy Plus, Inc. (Susquehanna Energy), and Wilderness Area Utilities, Inc. (Wilderness) and its subsidiary, Wellsboro Electric Company (Wellsboro). The Companies are collectively referred to herein as the Company. The accompanying financial statements include the operations of Valley Energy from November 7, 2002, Susquehanna Energy from January 1, 2003, and Wilderness and Wellsboro from January 1, 2004. All significant intercompany accounts and transactions have been eliminated.

              Citizens is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania. Valley Energy is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. Susquehanna Energy's principal business activities include the sale of petroleum products, the sale and repair of home heating and air conditioning systems and the sale of lubricants and propane. Susquehanna Energy's operations are located in Mansfield, Pennsylvania. Wilderness is a holding company and Wellsboro is a regulated public utility distributing electric services to customers in and around Wellsboro, Pennsylvania.

              Citizens, Valley Energy and Wellsboro are hereinafter collectively referred to as the regulated operations.


Note 2 - Significant Accounting Policies

              Basis of Accounting

                  The Company utilizes the accrual method of accounting which recognizes revenues when earned and expenses when incurred.

                  The Company's regulated operations maintain the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the Pennsylvania Public Utility Commission (PUC) and the New York Public Service Commission (NYPSC).

              Regulation

                  The Company prepares the financial statements of its regulated operations in accordance with the provisions of Financial Accounting Standards (FAS) 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities.



--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003



Note 2 - Significant Accounting Policies (Continued)

              Goodwill

                  The Company tests goodwill for impairment at least annually utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each of its reporting units and compare it to the carrying value, including goodwill, of such reporting unit. If the fair value exceeds the carrying value, no impairment loss is recognized. However, a carrying value that exceeds its fair value may be an indication of impaired goodwill. The amount, if any, of the impairment would then be measured and an impairment loss would be recognized. The Company did not record impairment charges during 2004 and 2003. As a result of the contribution of Wilderness in 2004 (see Note 3), the Company recorded additional goodwill of approximately $4,864,000.

              Use of Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  Costs that are refundable or recoverable in future periods through natural gas cost recovery rates are subject to audit and approval by the appropriate regulatory body. Changes to the related asset or liability amounts that result from these audits are recorded as a charge to current operations.

              Revenue Recognition

                  The Company records revenue from its regulated operations based on the amounts of electricity and natural gas delivered to customers through the end of each accounting period.

                  Valley Energy's revenues also include amounts receivable from customers through natural gas cost recovery clauses, which are adjusted annually. Costs that are recoverable or refundable in future periods through the gas recovery clauses are deferred.



--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003



Note 2 - Significant Accounting Policies (Continued)

              Accounts Receivable

                  Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

              Purchased Electricity and Natural Gas

                  Citizens and Wellsboro purchase power used by its customers under wholesale contracts expiring in December 2007.

                  Valley Energy obtains all of its natural gas from an agreement with an energy broker that expires on March 31, 2006.

              Utility Plant

                  Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of utility plant or replacements are removed from utility plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

                  Depreciation of the Company's electric and natural gas utility plant is computed by the straight-line method over the estimated useful lives. These estimated lives are generally as follows:

                                               Electric            Natural Gas
                                             Utility Plant        Utility Plant
                                            ---------------      ---------------
                  Distribution plant            10 - 40              15 - 50
                  General plant                 5 - 40               9 - 41
                  Transmission plant               -                 20 - 25
                  Equipment                     8 - 15               5 - 15
                  Plant acquisition                -                 8 - 40

                  The depreciation is computed by the straight-line method. Depreciation expense for utility plant in 2004 and 2003 was $1,690,330 and $1,182,060, respectively.




--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003



Note 2 - Significant Accounting Policies (Continued)

              Non-Utility Property

                  Non-utility property and equipment are recorded at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred.

                  Depreciation is provided using the straight-line method over the estimated useful life of the asset. These lives range from five years for certain vehicles and office equipment to 39 years for certain buildings and improvements.

              Investments in Marketable Equity Securities

                  All marketable equity securities are classified as available for sale. These securities are recorded at fair value, based on quoted market prices and unrealized gains and losses, net of taxes and are reported as a separate component of stockholders' equity. Gains and losses are determined using the specific identification method.

              Cash

                  The Company maintains cash balances in checking and daily investment fund accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

              Inventories

                  Natural gas inventories and materials and supplies inventories are stated at average cost. Petroleum products other than natural gas are stated using the first-in, first-out method.

              Income Taxes

                  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

                  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

              Comprehensive Income

                  Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of equity on the balance sheet, such items, along with net income, are components of comprehensive income.

              Minority Interest

                  The Company's minority interest consists of preferred stock of Wellsboro.



--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003



Note 2 - Significant Accounting Policies (Continued)

              Reclassifications

                  Certain items on the 2003 financial statements have been reclassified to conform to the 2004 financial statement presentation.

Note 3 - Acquisitions

              Valley Energy acquired the natural gas distribution assets of Valley Cities Gas in 2002. In 2003, the seller asserted certain claims for obligations that the seller believed Valley Energy owed. The total amount of the claim, approximately $850,000, resulted in an increase in the gas plant acquisition account. At December 31, 2003, Valley Energy accrued approximately $550,000, which represented the total claim amount less amounts paid. The claim was settled during 2004. Under the terms of the settlement agreement, Valley Energy was required to pay approximately $350,000 and the remaining accrual of approximately $200,000 was reversed during 2004. Under the terms of the asset purchase agreement, Valley Energy would have been required to make additional payments to the seller upon the filing and approval of certain rate relief from Valley Energy's regulatory bodies. This contingent payment could have resulted in additional payments up to a maximum of $3 million to the seller. During 2004, Valley Energy's regulators did not approve sufficient rate relief to require the additional payments to the seller.

              The Company's two stockholders have each agreed to contribute businesses to C & T as part of an organizational restructuring plan. The contribution of Susquehanna Energy was effective on January 1, 2003 and the accompanying consolidated financial statements include the operations of Susquehanna Energy from that date. The second business being contributed is Wilderness Area Utilities, Inc., and its wholly-owned subsidiary, Wellsboro Electric Company (Wellsboro). Wellsboro is a regulated electric utility company serving the Wellsboro, Pennsylvania area. Regulatory approval for this transaction was obtained and Wilderness became a wholly-owned subsidiary of C & T on January 1, 2005. In contemplation of regulatory approval, C & T gained effective control over the governance process and management prior to the transfer of Wilderness. As a result, C & T gave effect to this transaction on January 1, 2004 for reporting purposes and accompanying consolidated financial statements include the operations of Wilderness and Wellsboro from that date. The net assets of Susquehanna Energy and Wilderness were recorded by C & T at their historical carrying value. The following presents condensed balance sheet information for Susquehanna Energy and Wilderness on the dates transferred to C & T.

                                                                               SEP              Wilderness
                                                                         ----------------     ----------------
             Current assets, including $468,727 of cash for SEP and
                  $170,402 for Wilderness                                     $1,398,000           $1,581,000
             Plant, property and equipment                                     1,921,000            6,757,000
             Other non-current assets                                             64,000              322,000
             Goodwill                                                                  0            4,864,000
             Current liabilities                                                (958,000)          (1,038,000)
             Non-current liabilities                                            (165,000)         (13,626,000)
                                                                         ----------------     ----------------

                    Net Assets (Liabilities) Transferred                      $2,260,000          ($1,140,000)
                                                                         ================     ================


--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003


Note 3 - Acquisitions (Continued)

              On January 10, 2003, Susquehanna Energy acquired certain assets of the lubricant division of Witter Oil and Gas, located in Port Allegheny, Pennsylvania for $200,000 plus a $140,000 note payable to the former owner. The acquisition was accounted for using the purchase method of accounting. The accompanying consolidated financial statements include the operations of this acquisition from January 10, 2003.


Note 4 - Utility Plant

              Listed below are the major classes of utility plant at December
         31:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Distribution plant                                              $35,652,266          $25,720,346
                   General plant                                                     3,373,760            2,050,320
                   Transmission plant                                                1,266,272            1,266,272
                   Equipment                                                           683,073              712,284
                   Plant acquisition                                                 4,621,318            4,621,318
                                                                               ----------------     ----------------

                                                                                    45,596,689           34,370,540
                   Construction work-in-process                                        568,652              187,131
                                                                               ----------------     ----------------

                                                                                    46,165,341           34,557,671
                   Accumulated depreciation                                        (17,929,788)         (13,104,496)
                                                                               ----------------     ----------------

                                                                                   $28,235,553          $21,453,175
                                                                               ================     ================

Note 5 - Inventories

              Inventories are comprised of the following at December 31:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Natural gas                                                      $2,481,092           $2,262,720
                   Petroleum products other than natural gas                           756,186              754,621
                   Materials and supplies                                              385,170              256,040
                                                                               ----------------     ----------------

                                                                                    $3,622,448           $3,273,381
                                                                               ================     ================



--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003



Note 6 - Non-Utility Property

              Non-utility property is comprised of the following at December 31:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Land                                                            $   190,616          $   204,205
                   Buildings and improvements                                        1,020,743              678,961
                   Tanks                                                               775,167              718,840
                   Warehouse and station equipment                                     807,895              799,771
                   Transportation equipment                                          2,599,313            2,109,764
                   Equipment, other                                                    352,546              304,438
                   Office furniture and equipment                                       64,979               48,729
                   Other                                                                21,704               47,194
                                                                               ----------------     ----------------

                                                                                     5,832,963            4,911,902

                   Accumulated depreciation                                         (2,873,562)          (1,976,302)
                                                                               ----------------     ----------------

                                                                                     2,959,401            2,935,600

                   Construction work in progress                                       547,661                    0
                                                                               ----------------     ----------------

                                                                                    $3,507,062           $2,935,600
                                                                               ================     ================

              Depreciation expense recorded on non-utility property was $605,834 and $622,637 in 2004 and 2003, respectively.


Note 7 - Investments in Marketable Equity Securities

              The following is a summary of the Company's investments in marketable equity securities as of December 31, 2004 and 2003:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Aggregate cost                                                     $787,927             $781,039
                   Gross unrealized gains                                               77,221               26,857
                   Gross unrealized losses                                            (160,945)            (158,703)
                                                                               ----------------     ----------------

                          Fair Value                                                  $704,203             $649,193
                                                                               ================     ================

              There were no sales of equity securities in 2004. Proceeds and gross losses from the sale of equity securities were $87,663 and $128,908, respectively, for the year ended December 31, 2003.



--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003



Note 7 - Investments in Marketable Equity Securities (Continued)

              Equity investments held at December 31, 2004 are comprised of investments in mutual funds. The Company has recorded unrealized holding losses on five mutual fund investments. The following table shows the investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004. Management believes that holding losses recorded on these investments are not a permanent impairment.

                             Less than 12 Months            12 Months or More                   Total
                         ----------------------------  ----------------------------  -----------------------------
                         Fair Value     Unrealized        Fair        Unrealized        Fair         Unrealized
                                          Losses         Value          Losses          Value          Losses
                         -----------   --------------  -----------   --------------  ------------   --------------
       Mutual funds,
           temporarily
           impaired        $25,376           $226        $71,657         $160,719       $97,033       $160,945
                         ===========   ==============  ===========   ==============  ============   ==============

Note 8 - Long-Term Debt and Line of Credit

              Long-term debt consists of the following at December 31:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
              Note payable to National Cooperative Services Corporation
                   (NCSC), payable in quarterly installments through
                   2033.  This note is guaranteed by Citizens.                    $  8,551,572         $  8,618,828
              Note payable to NCSC, payable in quarterly installments
                   through 2032.  This note is guaranteed by the two
                   stockholders.                                                    11,548,736           11,778,858
              Note payable to NCSC, payable in quarterly installments
                   beginning in December 2005.  This note is guaranteed
                   by Wellsboro.                                                    10,519,038           10,519,038
              Note payable to NCSC in quarterly installments beginning in
                   March 2004.                                                         189,248              200,000
              Various other notes.                                                     289,603              379,744
                                                                               ----------------     ----------------

                                                                                    31,098,197           31,496,468

              Current maturities                                                      (566,545)            (394,691)
                                                                               ----------------     ----------------

                                                                                   $30,531,652          $31,101,777
                                                                               ================     ================

              Interest on the NCSC notes accrues at the NCSC variable rate, which was 4.85% and 3.20% at December 31, 2004 and 2003, respectively.



--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003



Note 8 - Long-Term Debt and Line of Credit (Continued)

              C & T has a $5,000,000 revolving line of credit from NCSC available until February 2009 with interest at a rate fixed periodically by NCSC not to exceed The Wall Street Journal prime rate plus 1%. At December 31, 2004 and 2003, there were borrowings outstanding on the line of credit of $3,851,700 and $3,370,000, respectively.

              All notes and the line of credit are collateralized by a security interest in substantially all of the consolidated assets of the Company.

              The loan agreements contain provisions which, among other things, require a minimum debt service coverage ratio, minimum equity requirements, restrict mergers, changes in ownership and sale of assets, and limit dividends, investments and loans. The Company was not in compliance with the minimum equity requirement as of December 31, 2004. NCSC has waived that requirement of the agreements on March 10, 2005. The Company's debt service coverage ratio as defined in the agreements for 2004 was 3.01.

              The estimated amounts of maturities of long-term debt for each of the five years subsequent to December 31, 2004 are as follows:

                            2005                                                             $566,545
                            2006                                                              941,243
                            2007                                                              958,271
                            2008                                                              980,678
                            2009                                                              970,992

Note 9 - Income Tax Matters

              Net deferred tax assets and liabilities consist of the following components as of December 31, 2004 and 2003:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Deferred tax assets                                              $3,110,134           $2,429,472
                   Valuation allowance                                              (1,999,759)          (1,903,925)
                                                                               ----------------     ----------------

                                                                                     1,110,375              525,547

                   Deferred tax liabilities                                         (2,362,801)          (1,028,710)
                                                                               ----------------     ----------------

                                                                                   ($1,252,426)           ($503,163)
                                                                               ================     ================

              Deductible temporary differences giving rise to deferred tax assets related primarily to deferred compensation, accrued vacation, postretirement cost, unrealized losses on investments, net operating loss carryforwards and allowance for uncollectible accounts. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant and property and equipment and regulatory assets.



--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003


Note 9 - Income Tax Matters (Continued)

              The deferred tax amounts mentioned above have been classified on the accompanying consolidated balance sheets as of December 31, 2004 and 2003 as follows:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Current assets                                                  $   188,519             $114,226
                   Noncurrent liabilities                                           (1,440,945)            (617,389)
                                                                               ----------------     ----------------

                                                                                   ($1,252,426)           ($503,163)
                                                                               ================     ================

              The provision for income taxes charged to operations for the years ended December 31, 2004 and 2003 consists of the following:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Federal:
                        Current tax expense (benefit)                                    ($220)            ($91,504)
                        Amortization of investment credits                              (4,095)              (3,004)
                        Deferred tax expense                                           167,221              125,866
                                                                               ----------------     ----------------

                                                                                       162,906               31,358
                                                                               ----------------     ----------------

                   State:
                        Current tax expense                                            159,234               68,859
                        Deferred tax expense (benefit)                                  (4,402)              26,735
                                                                               ----------------     ----------------

                                                                                       154,832               95,594
                                                                               ----------------     ----------------

                                                                                      $317,738             $126,952
                                                                               ================     ================

              The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income (loss) for the years ended December 31, 2004 and 2003 due to the following:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Statutory income tax expense (benefit)                             $285,922            $  70,028
                   Increase (decrease) in income taxes resulting from:
                        Tax exempt income                                               (6,669)              (1,216)
                        Amortization of investment tax credits                          (2,138)              (3,004)
                        Valuation allowance, net of federal tax effect                  76,142               51,661
                        Other                                                          (35,519)               9,483
                                                                               ----------------     ----------------

                                                                                      $317,738             $126,952
                                                                               ================     ================



--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003


Note 9 - Income Tax Matters (Continued)

              The Company has approximately $7,842,000 of state net operating loss carryforwards and approximately $5,897,000 of federal net operating loss carryforwards for income tax purposes, which expire between the years 2016 and 2024. Of these federal net operating loss carryforwards, $4,194,000 are only available to the extent that certain subsidiaries generate taxable income. Valuation allowances of $115,367 and $78,274 were recorded during 2004 and 2003, respectively, for certain federal and state loss carryforwards which may expire unutilized.


Note 10 - Pension Plans and Postretirement Benefit Plans

              C & T is a member of the National Rural Electric Cooperative Association (NRECA) Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with the plan provisions. Contributions to this plan were approximately $892,311 and $807,740, of which $484,356 and $552,964 was reimbursed by affiliates in 2004 and 2003, respectively. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause the Company to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. The Company has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon the Company's proportional share of the plan's unfunded vested benefits. The Company has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any.

              C & T is also a member of the NRECA SelectRE Pension Plan (SelectRE Plan). The Company makes a matching contribution of 200 percent of the employees' contributions, up to 2.5 percent of compensation. Contributions to the Plan were $301,511 and $287,830 of which $164,292 and $197,293 was reimbursed by affiliates in 2004 and 2003, respectively.

              C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amount of accrued benefit cost of the plan as of December 31, 2004 and 2003:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Benefit obligation                                               $1,524,800           $1,221,200
                   Amounts allocated to affiliates                                    (820,460)            (705,800)
                                                                               ----------------     ----------------

                          Accrued Benefit Cost Attributable to the Company         $   704,340          $   515,400
                                                                               ================     ===============

                   Company's allocation of benefit expense                         $   124,793         $     88,400
                                                                               ================     ===============

                   Discount rate                                                       6.00%                6.75%
                                                                               ================     ===============

                   Benefits paid                                                 $       4,038        $       3,638
                                                                               ================     ===============


--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003


Note 10 - Pension Plans and Postretirement Benefit Plans (Continued)

              For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2004. The rate was assumed to decrease gradually to 5.5% in 2012 and remain at that level thereafter.

              Benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows:

                            2005                                                           $   20,723
                            2006                                                               18,854
                            2007                                                               17,270
                            2008                                                               31,094
                            2009                                                               45,973
                            2010 - 2014                                                       475,703

Note 11 - Comprehensive Income

              The components of other comprehensive income and related tax effects for the years ended December 31, 2004 and 2003 are as follows:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Unrealized holding gains (losses) on available for
                        sale securities, less tax effect 2004 $19,533;
                        2003 $61,135                                                   $28,589           $   92,870
                   Less reclassification adjustment for losses realized
                        in net income, less tax effect 2004 $-0-; 2003
                        $53,561                                                              0               75,347
                   Change in deferred tax valuation allowance                           19,533              (53,716)
                                                                               ----------------     ----------------

                                                                                       $48,122             $114,501
                                                                               ================     ================

Note 12 - Related Party Transactions

              In the ordinary course of business, the Company's activities involve significant transactions with its affiliates. As of and for the years ended December 31, 2004 and 2003, transactions included in the financial statements approximated the following amounts:

                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Leasing revenue                                               $       4,940         $     12,423
                   Accounts receivable from affiliates                               1,860,194            1,689,612
                   Deposits payable to affiliates                                      450,000              499,000
                   Expenses allocated to affiliates                                    781,493              638,797
                   Payroll and benefits allocated to affiliates                      5,430,438            4,468,576




--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
December 31, 2004 and 2003


Note 13 - Commitments

              The Company has entered into contracts for various construction projects. The cost of the projects are estimated to be approximately $2,500,000.


Note 14 - Change in Accounting Principle

              Effective January 1, 2003, Citizens began to report revenues related to unbilled revenue to its regulators for rate-making purposes. Prior to 2003, Citizens recorded unbilled revenue and a corresponding regulatory liability in the financial statements. As a result of the change, the Company has not recorded a regulatory liability. This change in accounting policy resulted in additional income of $522,887, net of taxes of $357,296 for the year ended December 31, 2003. The pro forma net income for the year ended December 31, 2003, assuming the change was applied retroactively, would have been $48,119.






--------------------------------------------------------------------------------

[GRAPHIC OMITTED]


            Independent Auditor's Report on Supplementary Information


To the Board of Directors
C & T Enterprises, Inc.


         Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information is presented for purposes of additional analysis of the basic consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The consolidating information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

                                                        Beard Miller Company LLP

Reading, Pennsylvania
February 11, 2005

C & T Enterprises, Inc.
--------------------------------------------------------------------------------
Consolidating Balance Sheet, by Company
December 31, 2004

                                       C & T        Citizens' Electric
                                    Enterprises,        Company of           Valley          Susquehanna
                                        Inc.          Lewisburg, PA.      Energy, Inc.       Energy Plus
                                   ----------------   ----------------   ----------------  ----------------
               Assets
Utility Plant

     Plant in service              $             0        $12,339,806        $22,806,322    $            0
     Accumulated depreciation                    0         (6,356,790)        (7,761,486)                0
                                   ----------------   ----------------   ----------------  ----------------
                                                 0          5,983,016         15,044,836                 0
     Construction work in
         progress, at cost                       0            225,862             97,472                 0
                                   ----------------   ----------------   ----------------  ----------------

         Total Utility Plant, Net                0          6,208,878         15,142,308                 0
                                   ----------------   ----------------   ----------------  ----------------

Other Property and Investments
     Non-utility property                  669,987             21,704                  0         2,427,623
     Investments, marketable
         equity securities                       0            704,203                  0                 0
     Investment in subsidiaries         14,542,674                  0                  0                 0
     Notes receivable,
         subsidiaries and
         affiliates                     23,124,183                  0                  0                 0
     Goodwill                                    0          3,978,203                  0                 0
     Other                                       0             22,728                  0            52,330
                                   ----------------   ----------------   ----------------  ----------------

         Total Other Property and
              Investments               38,336,844          4,726,838                  0         2,479,953
                                   ----------------   ----------------   ----------------  ----------------

Current Assets
     Cash, primarily interest
         bearing                           387,861          1,110,953            141,774           169,719
     Accounts receivable:
         Customers                               0            438,321            925,494           698,606
         Unbilled revenue                        0            884,236            205,439                 0
         Other                                   0              2,712             29,032            17,478
     Notes receivable,
         subsidiaries and
         affiliates                      5,814,578                  0                  0                 0
     Advances, subsidiaries and
         affiliates                      1,694,356             90,700            100,398                 0
     Inventories                                 0             63,560          2,607,898           771,067
     Prepaid expenses                       88,889              9,623                  0            45,985
     Prepaid taxes                         109,323                  0             43,713                 0
     Deferred income taxes                       0             63,932             54,764                 0
                                   ----------------   ----------------   ----------------  ----------------

         Total Current Assets            8,095,007          2,664,037          4,108,512         1,702,855
                                   ----------------   ----------------   ----------------  ----------------

Deferred Debits and Other
     Accounts receivable,
         subsidiaries and
         affiliates                      1,524,800                  0                  0                 0
     Regulatory asset                            0                  0            248,839                 0
     Under recovered natural gas
         costs                                   0                  0             90,670                 0
     Deferred income taxes                 329,358                  0                  0                 0
     Deferred costs,
         postretirement benefits
         other than pension                      0                  0                  0                 0
     Prepaid expenses and other             10,131                  0            168,091                 0
                                   ----------------   ----------------   ----------------  ----------------

         Total Deferred Debits           1,864,289                  0            507,600                 0
              and Other
                                   ----------------   ----------------   ----------------  ----------------

         Total Assets                  $48,296,140        $13,599,753        $19,758,420        $4,182,808
                                   ================   ================   ================  ================



                                       Wilderness        Wellsboro       Eliminations     Consolidated
                                     ---------------  ----------------  ---------------- ----------------
               Assets
Utility Plant

     Plant in service                  $           0      $10,450,561    $            0      $45,596,689
     Accumulated depreciation                      0       (3,811,512)                0      (17,929,788)
                                     ---------------  ----------------  ---------------- ----------------
                                                   0        6,639,049                 0       27,666,901
     Construction work in
         progress, at cost                         0          245,318                 0          568,652
                                     ---------------  ----------------  ---------------- ----------------

         Total Utility Plant, Net                  0        6,884,367                 0       28,235,553
                                     ---------------  ----------------  ---------------- ----------------

Other Property and Investments
     Non-utility property                     26,087          361,661                 0        3,507,062
     Investments, marketable
         equity securities                         0                0                 0          704,203
     Investment in subsidiaries            7,618,788                0       (22,161,462)               0
     Notes receivable,
         subsidiaries and
         affiliates                        4,650,869                0       (27,775,052)               0
     Goodwill                                      0                0         4,989,777        8,967,980
     Other                                         0           24,288                 0           99,346
                                     ---------------  ----------------  ---------------- ----------------

         Total Other Property and
              Investments                 12,295,744          385,949       (44,946,737)      13,278,591
                                     ---------------  ----------------  ---------------- ----------------

Current Assets
     Cash, primarily interest
         bearing                             110,250           36,902                 0        1,957,459
     Accounts receivable:
         Customers                                 0          778,823                 0        2,841,244
         Unbilled revenue                          0          302,343                 0        1,392,018
         Other                                37,344           84,547           (35,000)         136,113
     Notes receivable,
         subsidiaries and
         affiliates                                0                0        (5,814,578)               0
     Advances, subsidiaries and
         affiliates                                0           49,000        (1,500,753)         433,701
     Inventories                                   0          179,923                 0        3,622,448
     Prepaid expenses                              0            3,738            (1,000)         147,235
     Prepaid taxes                             6,828                0          (159,864)               0
     Deferred income taxes                    42,033           27,790                 0          188,519
                                     ---------------  ----------------  ---------------- ----------------

         Total Current Assets                196,455        1,463,066        (7,511,195)      10,718,737
                                     ---------------  ----------------  ---------------- ----------------

Deferred Debits and Other
     Accounts receivable,
         subsidiaries and
         affiliates                                0                0          (704,340)         820,460
     Regulatory asset                              0          143,677                 0          392,516
     Under recovered natural gas
         costs                                     0                0                 0           90,670
     Deferred income taxes                         0                0          (329,358)               0
     Deferred costs,
         postretirement benefits
         other than pension                        0           40,007                 0           40,007
     Prepaid expenses and other              142,258                0                 0          320,480
                                     ---------------  ----------------  ---------------- ----------------

         Total Deferred Debits               142,258          183,684        (1,033,698)       1,664,133
              and Other
                                     ---------------  ----------------  ---------------- ----------------

         Total Assets                    $12,634,457       $8,917,066      ($53,491,630)     $53,897,014
                                     ===============  ================  ================ ================


--------------------------------------------------------------------------------

C & T Enterprises, Inc
-------------------------------------------------------------------------------
Consolidating Balance Sheet, by Company
December 31, 2004

                                        C & T       Citizens' Electric
                                    Enterprises,        Company of          Valley           Susquehanna
                                        Inc.          Lewisburg, PA.      Energy, Inc.       Energy Plus
                                   ----------------   ----------------   ----------------  ----------------
  Liabilities and Stockholders'
              Equity

Stockholders' Equity
    Preferred stock                    $         0       $          0        $         0      $          0
    Common stock                         9,470,264          1,394,720          3,000,000         1,261,575
    Paid-in capital                              0            392,776                  0         4,704,399
    Retained earnings                    1,038,949          7,515,198            223,534        (4,785,686)
    Accumulated other
       comprehensive loss                        0            (69,011)                 0                 0
                                   ----------------   ----------------   ----------------  ----------------

                                        10,509,213          9,233,683          3,223,534         1,180,288
    Minority interest                            0                  0                  0                 0
    Treasury stock, at cost                      0           (367,824)                 0                 0
                                   ----------------   ----------------   ----------------  ----------------

         Total Stockholders'            10,509,213          8,865,859          3,223,534         1,180,288
              Equity
                                   ----------------   ----------------   ----------------  ----------------

Long-Term Debt                          30,348,191                  0         12,154,793           372,709
                                   ----------------   ----------------   ----------------  ----------------

Current Liabilities
    Line of credit                       3,851,700                  0          2,425,000         1,426,700
    Current maturities of
       long-term debt                      460,404          1,962,878            261,104           106,141
    Accounts payable                       269,844             70,076            108,002           655,214
    Due for purchased electricity
       and natural gas                           0            862,536            699,049                 0
    Accrued expenses                       641,890            209,518            233,654           359,256
    Deposits:
      Customer deposits                          0             12,233             22,258                 0
      Affiliates                           690,098                  0                  0                 0
    Accrued taxes                                0            723,187                  0                 0
                                   ----------------   ----------------   ----------------  ----------------

         Total Current Liabilities       5,913,936          3,840,428          3,749,067         2,547,311
                                   ----------------   ----------------   ----------------  ----------------

Deferred Credits and Other
     Liabilities
   Deferred investment tax credits               0              1,106                  0                 0
   Deferred income taxes                         0            490,728             53,678                 0
   Deferred benefits and other                   0             32,252                  0                 0
   Regulatory liability                          0                  0            135,642                 0
   Accrued postretirement cost           1,524,800            168,890            441,706                 0
   Customer advances for
       construction                              0            149,996                  0                 0
   Other liabilities                             0             50,494                  0            82,500
                                   ----------------   ----------------   ----------------  ----------------

         Total Deferred Credits          1,524,800            893,466            631,026            82,500
              and Other
              Liabilities
                                   ----------------   ----------------   ----------------  ----------------

         Total Liabilities and         $48,296,140        $13,599,753        $19,758,420        $4,182,808
              Stockholders' Equity
                                   ================   ================   ================  ================




                                       Wilderness        Wellsboro       Eliminations     Consolidated
                                     ---------------  ----------------  ---------------- ----------------
  Liabilities and Stockholders'
              Equity

Stockholders' Equity
    Preferred stock                     $          0     $    161,300         ($161,300)    $          0
    Common stock                                 500          112,300        (5,768,599)       9,470,760
    Paid-in capital                        3,914,279           77,257        (9,088,711)               0
    Retained earnings                     (1,923,161)       1,793,644        (2,827,736)       1,034,742
    Accumulated other
       comprehensive loss                          0                0           (14,713)         (83,724)
                                     ---------------  ----------------  ---------------- ----------------

                                           1,991,618        2,144,501       (17,861,059)      10,421,778
    Minority interest                              0                0           161,300          161,300
    Treasury stock, at cost                        0         (159,250)          527,074                0
                                     ---------------  ----------------  ---------------- ----------------

         Total Stockholders'               1,991,618        1,985,251       (17,172,685)      10,583,078
              Equity
                                     ---------------  ----------------  ---------------- ----------------

Long-Term Debt                            10,519,038        4,658,915       (27,521,994)      30,531,652
                                     ---------------  ----------------  ---------------- ----------------

Current Liabilities
    Line of credit                                 0                0        (3,851,700)       3,851,700
    Current maturities of
       long-term debt                              0                0        (2,223,982)         566,545
    Accounts payable                           3,262          502,284          (181,260)       1,427,422
    Due for purchased electricity
       and natural gas                             0          531,893                 0        2,093,478
    Accrued expenses                         120,539           83,565          (656,349)         992,073
    Deposits:
      Customer deposits                            0           15,395                 0           49,886
      Affiliates                                   0                0          (690,098)               0
    Accrued taxes                                  0          198,954          (598,518)         323,623
                                     ---------------  ----------------  ---------------- ----------------

         Total Current Liabilities           123,801        1,332,091        (8,201,907)       9,304,727
                                     ---------------  ----------------  ---------------- ----------------

Deferred Credits and Other
     Liabilities
   Deferred investment tax credits                 0            2,935                 0            4,041
   Deferred income taxes                           0          787,243           109,296        1,440,945
   Deferred benefits and other                     0                0                 0           32,252
   Regulatory liability                            0                0                 0          135,642
   Accrued postretirement cost                     0           93,744          (704,340)       1,524,800
   Customer advances for
       construction                                0                0                 0          149,996
   Other liabilities                               0           56,887                 0          189,881
                                     ---------------  ----------------  ---------------- ----------------

         Total Deferred Credits                    0          940,809          (595,044)       3,477,557
              and Other
              Liabilities
                                     ---------------  ----------------  ---------------- ----------------

         Total Liabilities and           $12,634,457       $8,917,066      ($53,491,630)     $53,897,014
              Stockholders' Equity
                                     ===============  ================  ================ ================


--------------------------------------------------------------------------------

C & T Enterprises, Inc.
--------------------------------------------------------------------------------

Consolidating Statement of Income, by Company
Year Ended December 31, 2004

                                        C & T       Citizens' Electric
                                    Enterprises,        Company of          Valley           Susquehanna
                                        Inc.          Lewisburg, PA.      Energy, Inc.       Energy Plus
                                   ----------------   ----------------   ----------------  ----------------
Operating Revenues
     Electric                       $            0        $12,691,062        $         0        $        0
     Natural gas                                 0                  0         10,356,338                 0
     Petroleum products and other
         lubricants                              0                  0                  0         8,810,648
                                   ----------------   ----------------   ----------------  ----------------

         Total Operating Revenues                0         12,691,062         10,356,338         8,810,648
                                   ----------------   ----------------   ----------------  ----------------

Operating Expenses
     Electric purchased                          0          8,651,384                  0                 0
     Natural gas purchased                       0                  0          6,723,256                 0
     Cost of petroleum products
         and other lubricants                    0                  0                  0         7,228,353
     Other operating expenses             (313,233)         1,675,958          2,312,665         2,002,645
     Depreciation and amortization         298,873            479,318            721,231           289,703
     Taxes, other than income               16,538            825,992            131,172            55,701
                                   ----------------   ----------------   ----------------  ----------------

         Total Operating Expenses            2,178         11,632,652          9,888,324         9,576,402
                                   ----------------   ----------------   ----------------  ----------------

         Income (Loss) from                 (2,178)         1,058,410            468,014          (765,754)
              Operations
                                   ----------------   ----------------   ----------------  ----------------

Other Income
     Interest and dividends              1,156,566             37,530                  0            30,817
     Other                                 288,727              2,416            393,963           127,351
                                   ----------------   ----------------   ----------------  ----------------

         Total Other Income              1,445,293             39,946            393,963           158,168
                                   ----------------   ----------------   ----------------  ----------------

Other Expenses
     Interest                            1,269,797            112,439            609,796            64,396
     Other                                       0             12,712            223,417                 0
                                   ----------------   ----------------   ----------------  ----------------

         Total Other Expenses            1,269,797            125,151            833,213            64,396
                                   ----------------   ----------------   ----------------  ----------------

         Income before Income              173,318            973,205             28,764          (671,982)
              Taxes (Benefits)
                                   ----------------   ----------------   ----------------  ----------------

Income Taxes (Benefits)
     Federal                              (222,652)           286,828              4,470                 0
     State                                  (5,303)            97,345             16,554                 0
                                   ----------------   ----------------   ----------------  ----------------

         Total Income Taxes               (227,955)           384,173             21,024                 0
              (Benefits)
                                   ----------------   ----------------   ----------------  ----------------

         Net Income (Loss)             $   401,273        $   589,032         $    7,740         ($671,982)
                                   ================   ================   ================  ================




                                       Wilderness        Wellsboro       Eliminations     Consolidated
                                     ---------------  ----------------  ---------------- ----------------
Operating Revenues
     Electric                           $          0       $9,410,173   $             0      $22,101,235
     Natural gas                                   0                0                 0       10,356,338
     Petroleum products and other
         lubricants                                0                0                 0        8,810,648
                                     ---------------  ----------------  ---------------- ----------------

         Total Operating Revenues                  0        9,410,173                 0       41,268,221
                                     ---------------  ----------------  ---------------- ----------------

Operating Expenses
     Electric purchased                            0        5,946,801                 0       14,598,185
     Natural gas purchased                         0                0                 0        6,723,256
     Cost of petroleum products
         and other lubricants                      0                0                 0        7,228,353
     Other operating expenses               (138,904)       1,711,927                 0        7,251,058
     Depreciation and amortization            18,335          489,781                 0        2,297,241
     Taxes, other than income                      0          593,367                 0        1,622,770
                                     ---------------  ----------------  ---------------- ----------------

         Total Operating Expenses           (120,569)       8,741,876                 0       39,720,863
                                     ---------------  ----------------  ---------------- ----------------

         Income (Loss) from                  120,569          668,297                 0        1,547,358
              Operations
                                     ---------------  ----------------  ---------------- ----------------

Other Income
     Interest and dividends                  250,048            4,002        (1,402,326)          76,637
     Other                                    20,084           47,270          (186,913)         692,898
                                     ---------------  ----------------  ---------------- ----------------

         Total Other Income                  270,132           51,272        (1,589,239)         769,535
                                     ---------------  ----------------  ---------------- ----------------

Other Expenses
     Interest                                462,405          240,589        (1,402,326)       1,357,096
     Other                                         0            2,967             5,897          244,993
                                     ---------------  ----------------  ---------------- ----------------

         Total Other Expenses                462,405          243,556        (1,396,429)       1,602,089
                                     ---------------  ----------------  ---------------- ----------------

         Income before Income                (71,704)         476,013          (192,810)         714,804
              Taxes (Benefits)
                                     ---------------  ----------------  ---------------- ----------------

Income Taxes (Benefits)
     Federal                                  (7,466)         101,726                 0          162,906
     State                                         0           46,236                 0          154,832
                                     ---------------  ----------------  ---------------- ----------------

         Total Income Taxes                   (7,466)         147,962                 0          317,738
              (Benefits)
                                     ---------------  ----------------  ---------------- ----------------

         Net Income (Loss)                  ($64,238)     $   328,051         ($192,810)     $   397,066
                                     ===============  ================  ================ ================


--------------------------------------------------------------------------------
                                       25

                   Claverack Rural Electric Cooperative, Inc.

                                Financial Report


                                December 31, 2004

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Table of Contents
December 31, 2004







                                                                       Page
                                                                    ----------
Financial Statements:

     Independent Auditor's Report                                       1

     Balance Sheets                                                     2

     Statements of Operations                                           4

     Statements of Equities                                             5

     Statements of Cash Flows                                           6

     Notes to Financial Statements                                      7

                          Independent Auditor's Report


To the Board of Directors
Claverack Rural Electric Cooperative, Inc.


         We have audited the accompanying balance sheets of Claverack Rural Electric Cooperative, Inc. as of December 31, 2004 and 2003, and the related statements of operations, equities and cash flows for the years then ended. These financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Claverack Rural Electric Cooperative, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                               /s/ Beard Miller Company LLP


Reading, Pennsylvania
February 9, 2005

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Balance Sheets
December 31, 2004 and 2003




                                                                                     2004                 2003
                                                                               ----------------     ----------------
                                    Assets
Plant


     In service                                                                    $68,696,150          $66,776,846
     Accumulated depreciation                                                      (23,924,970)         (22,493,052)
                                                                               ----------------     ----------------

                                                                                    44,771,180           44,283,794

     Construction work in progress, at cost                                            293,337              331,529
                                                                               ----------------     ----------------

         Total Plant, Net                                                           45,064,517           44,615,323
                                                                               ----------------     ----------------

Other Property and Investments

     Nonutility property                                                                 8,369                8,369
     Investments in associated organizations                                         4,478,980            4,425,332
     Investment in affiliate                                                         6,001,906            5,844,993
     Note receivable                                                                   533,750              557,750
                                                                               ----------------     ----------------

         Total Other Property and Investments                                       11,023,005           10,836,444
                                                                               ----------------     ----------------

Current Assets

     Cash                                                                              629,681              492,339
     Securities available for sale, at fair value                                       37,026                    0
     Accounts receivable, including unbilled revenue, less allowance for
         uncollectible accounts 2004 $93,500; 2003 $42,826                           3,195,100            3,410,075
     Inventories                                                                       410,955              417,006
     Other current assets                                                              547,881              553,389
     Current portion of note receivable                                                 24,000               24,000
                                                                               ----------------     ----------------

         Total Current Assets                                                        4,844,643            4,896,809
                                                                               ----------------     ----------------

         Total Assets                                                              $60,932,165          $60,348,576
                                                                               ================     ================



See notes to financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




                                                                                     2004                 2003
                                                                               ----------------     ----------------
                           Equities and Liabilities
Equities

     Memberships                                                                  $    272,110         $    280,105
     Patronage capital                                                              21,050,019           18,986,964
     Other deficit                                                                  (1,533,199)          (1,776,589)
     Accumulated other comprehensive income                                             37,026                    0
                                                                               ----------------     ----------------

         Total Equities                                                             19,825,956           17,490,480
                                                                               ----------------     ----------------

Long-Term Debt                                                                      35,163,133           36,246,543
                                                                               ----------------     ----------------

Current Liabilities

     Notes payable                                                                     597,915            1,291,122
     Current maturities of long-term debt                                            1,046,748              969,196
     Accounts payable                                                                  238,898              379,731
     Due for purchased electricity                                                     978,559              959,176
     Accrued expenses and other current liabilities                                    838,270              804,388
     Consumer deposits and energy prepayments                                          296,844              289,574
                                                                               ----------------     ----------------

         Total Current Liabilities                                                   3,997,234            4,693,187
                                                                               ----------------     ----------------

Deferred Credits and Other Liabilities

     Accumulated postretirement benefit obligation                                   1,898,056            1,841,970
     Other                                                                              47,786               76,396
                                                                               ----------------     ----------------

         Total Deferred Credits and Other Liabilities                                1,945,842            1,918,366
                                                                               ----------------     ----------------





         Total Equities and Liabilities                                           $ 60,932,165         $ 60,348,576
                                                                               ================     ================



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Statements of Operations
Years Ended December 31, 2004 and 2003



                                                                                     2004                 2003
                                                                               ----------------     ----------------

Operating Revenues                                                                 $22,108,318          $21,821,526
                                                                               ----------------     ----------------

Operating Expenses

     Power purchased                                                                10,807,823           10,329,530
     Depreciation                                                                    2,027,316            2,005,807
     Other operating expenses                                                        5,953,452            6,143,945
                                                                               ----------------     ----------------

         Total Operating Expenses                                                   18,788,591           18,479,282
                                                                               ----------------     ----------------

         Operating Margins before Fixed Charges                                      3,319,727            3,342,244

Fixed Charges, Interest on Long-Term Debt                                            1,361,164            1,527,513
                                                                               ----------------     ----------------

         Operating Margins after Fixed Charges                                       1,958,563            1,814,731

G & T and Other Capital Credits                                                        139,718              147,368
                                                                               ----------------     ----------------

         Net Operating Margins                                                       2,098,281            1,962,099
                                                                               ----------------     ----------------

Nonoperating Margins (Losses)

     Interest income                                                                    41,900               39,763
     Equity in earnings of affiliate exclusive of cumulative effect of
         change in accounting principle                                                156,913              (40,374)
     Other nonoperating income                                                          25,782               41,906
                                                                               ----------------     ----------------

         Total Nonoperating Margins                                                    224,595               41,295
                                                                               ----------------     ----------------

         Net Margins before Equity in the Cumulative Effect of Change in             2,322,876            2,003,394
              Accounting Principle of Affiliate

Equity in Cumulative Effect of Change in Accounting Principle of Affiliate                   0              261,444
                                                                               ----------------     ----------------

         Net Margins                                                              $  2,322,876         $  2,264,838
                                                                               ================     ================



See notes to financial statements.
--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Statements of Equities
Years Ended December 31, 2004 and 2003



                                                                                                       Accumulated
                                                                                         Other            Other
                                                                      Patronage         Equities      Comprehensive
                                                     Memberships       Capital          (Deficit)         Income         Total
                                                    -------------   --------------    -------------    ------------- --------------
Balance, December 31, 2002                              $288,580      $17,056,154       ($2,093,814)   $         0     $15,250,920

     Membership refunds                                   (8,475)               0                 0              0          (8,475)

     Net margins                                               0        1,962,099           302,739              0       2,264,838

     Retirement of capital credits                             0          (31,289)           14,486              0         (16,803)
                                                    -------------   --------------    -------------    ------------- --------------

Balance - December 31, 2003                              280,105       18,986,964        (1,776,589)             0      17,490,480
                                                                                                                      -------------

     Comprehensive income:
         Net margins                                           0        2,098,281           224,595              0       2,322,876
         Unrealized holding gains on investments
              arising during the period                        0                0                 0         37,026          37,026
                                                                                                                      -------------

         Total Comprehensive Income                                                                                      2,359,902
                                                                                                                      -------------

     Membership refunds                                   (7,995)               0                 0              0          (7,995)
                                                                                                                 0
     Retirement of capital credits                             0          (35,226)           18,795              0         (16,431)
                                                    -------------   --------------    -------------    ------------- --------------

Balance - December 31, 2004                             $272,110      $21,050,019       ($1,533,199)       $37,026     $19,825,956
                                                    =============   ==============   ===============   ============   =============




See notes to financial statements.
--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Statements of Cash Flows
Years Ended December 31, 2004 and 2003




                                                                                     2004                 2003
                                                                               ----------------     ----------------
Cash Flows from Operating Activities

     Net margins                                                                    $2,322,876           $2,264,838
     Adjustments to reconcile net margins to net cash
         provided by operating activities:
             Depreciation                                                            2,027,316            2,005,807
             Equity in earnings of affiliate                                          (156,913)            (221,070)
             G & T and other capital credits, net                                      (33,818)             (21,368)
             Provision for doubtful accounts                                           136,508               41,221
             (Increase) decrease in assets:
               Accounts receivable                                                      78,467             (126,563)
               Inventories                                                               6,051              (23,806)
               Other current assets                                                      5,508               23,947
             Increase (decrease) in liabilities:
               Accounts payable                                                       (140,833)             148,507
               Due for purchased electricity                                            19,383              (28,033)
               Accrued liabilities                                                      33,882              (53,464)
               Consumer deposits and energy prepayments                                  7,270               14,079
               Deferred credits and other liabilities                                   27,476               65,832
                                                                               ----------------     ----------------

              Net Cash Provided by Operating Activities                              4,333,173            4,089,927
                                                                               ----------------     ----------------

Cash Flows from Investing Activities

     Principal received on note receivable                                              24,000               58,875
     Purchases of plant                                                             (2,483,976)          (2,157,859)
     Other changes in plant, net                                                         7,466               81,242
     Investments in associated organizations                                           (19,830)             (34,320)
     Transfer of cash of Susquehanna Energy Plus, Inc.                                       0             (453,020)
                                                                               ----------------     ----------------

              Net Cash Used in Investing Activities                                 (2,472,340)          (2,505,082)
                                                                               ----------------     ----------------

Cash Flows from Financing Activities

     Net repayments under lines of credit                                             (693,207)            (900,695)
     Principal payments on long-term debt                                           (1,005,858)            (973,748)
     Membership refunds                                                                 (7,995)              (8,475)
     Retirement of capital credits                                                     (16,431)             (16,803)
                                                                               ----------------     ----------------

              Net Cash Used in Financing Activities                                 (1,723,491)          (1,899,721)
                                                                               ----------------     ----------------

              Net Increase (Decrease) in Cash                                          137,342             (314,876)

Cash - Beginning                                                                       492,339              807,215
                                                                               ----------------     ----------------

Cash - Ending                                                                       $  629,681           $  492,339
                                                                               ================     ================

Supplementary Cash Flows Information

     Interest paid                                                                  $1,364,351           $1,512,001
                                                                               ================     ================



See notes to financial statements.
--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 1 - Nature of Business

              Claverack Rural Electric Cooperative, Inc. (the Company) is a rural electric cooperative utility established under the laws of the Commonwealth of Pennsylvania. The Company is a distribution cooperative, providing electricity to its owners/members in northeastern Pennsylvania.


Note 2 - Significant Accounting Policies

              Accounting System

                  The Company maintains the accounting records in conformity with the uniform system of accounts as prescribed by the Federal Energy Regulatory Commission as modified and adopted by the RUS.

              Use of Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Revenues

                  The Company's revenues from its members are based on kilowatt hours of electricity used. Rates are established by the Company's Board of Directors.

              Purchased Power

                  The Company purchases power used by its members from the Allegheny Electric Cooperative under a wholesale contract expiring in December 2007.

              Inventories

                  Inventories consist of materials and supplies and are carried at the lower of cost or market value. Cost is determined using the first-in, first-out method.

              Plant

                  Plant is carried at cost. Additions to plant and replacements of property are capitalized at cost. Retirements of electric plant or replacements are removed from electric plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 2 - Significant Accounting Policies (Continued)

              Plant (Continued)

                  The depreciation is computed by the straight-line method. Depreciation charged to expense for 2004 and 2003 was $2,178,517 and $2,005,807, respectively. Depreciation charged to a clearing account for distribution to operating or plant accounts for 2004 and 2003 was $151,201 and $162,093, respectively.

                  Depreciation rates are as follows:

                      Transmission plant                              2.75 %
                      Distribution plant                              3.02 %
                      Structures and improvements            1.5  -   6.0  %
                      Transportation equipment               9.6  -  20.0  %
                      Tools and work equipment               6.0  -  20.0  %
                      Other equipment                        6.0  -  20.0  %


              Cash

                  The Company maintains its cash balances in checking accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

              Investments in Marketable Equity Securities

                  All marketable equity securities are classified as available for sale. These securities are recorded at fair value, based on quoted market prices and unrealized gains and losses are reported as a separate component of equity. Gains and losses are determined using the specific identification method.

              Accounts Receivable

                  Accounts receivable are stated at outstanding balances, less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

                  The Company assesses penalty charges on account balances outstanding greater than seventeen days. Accounts receivable that are ninety days or more past due and continuing to accrue interest totaled $131,000 and $118,000 at December 31, 2004 and 2003, respectively.



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003


Note 2 - Significant Accounting Policies (Continued)

              Income Taxes

                  The Company is exempt from taxes on income pursuant to Section 501(c)(12) of the Internal Revenue Code. Consequently, the statements of the Company do not reflect any provision for taxes on income.

              Other Equities

                  The Company has established an unallocated equity account, Other Equities, for net losses sustained in prior years and non-operating margins not allocated to members. Future non-operating margins may be used at the Board of Directors' discretion to offset the accumulated losses recorded in other equities, for certain reserves, or to the extent not needed for such reserves or offsets be allocated to the members.


Note 3 - Plant

              Listed below are the major classes of plant as of December 31, 2004 and 2003:

                                                     2004            2003
                                               --------------- ---------------

                   Plant in-service:
                        Company:
                            Transmission plant  $     239,907   $     239,907
                            Distribution plant     62,520,053      60,683,639
                            General plant           5,936,190       5,853,300
                                               --------------- ---------------

                                                   68,696,150      66,776,846

                   Accumulated depreciation       (23,924,970)    (22,493,052)
                                               --------------- ---------------

                                                   44,771,180      44,283,794

                   Construction in progress           293,337         331,529
                                               --------------- ---------------

                                                  $45,064,517     $44,615,323
                                               =============== ===============



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 4 - Investments in Marketable Equity Security

              The following is a summary of the Company's investment in common stock as of December 31, 2004 and 2003:


                                                                                     2004                 2003
                                                                               ----------------     ----------------

                   Aggregate cost                                                   $        0              $     0
                   Gross unrealized gain                                                37,026                    0
                                                                               ----------------     ----------------

                                                                                       $37,026               $    0
                                                                               ================     ================

              There were no sales of equity securities during 2004.


Note 5 - Investments in Associated Organizations

              Investments in associated organizations, carried at stated value, consist of the following:



                                                                                     2004                 2003
                                                                               ----------------     ----------------

                   Patronage capital credits:
                        Allegheny Electric Cooperative, Inc.                        $2,626,260           $2,626,260
                        National Rural Utilities Cooperative Finance
                            Corporation (CFC)                                          374,502              349,696
                        United Utility Supply Cooperative                               77,501               75,357
                                                                               ----------------     ----------------

                                                                                     3,078,263            3,051,313
                                                                               ----------------     ----------------

                   Capital term certificates of the National Rural
                        Utilities Cooperative Finance Corporation:
                            5% certificates                                            703,065              703,065
                            3% certificates                                            117,800              117,800
                            0% certificates                                            480,808              466,801
                                                                               ----------------     ----------------

                                                                                     1,301,673            1,287,666
                                                                               ----------------     ----------------

                   Other                                                                99,044               86,353
                                                                               ----------------     ----------------

                                                                                    $4,478,980           $4,425,332
                                                                               ================     ================

              The Company is required to maintain the investment in the Capital Term Certificates pursuant to its loan agreement with CFC.



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 6 - Investment in Affiliate

              Investment in C & T Enterprises, Inc.

                  The Company is accounting for its investment in C & T Enterprises, Inc. (C & T), a 50%-owned affiliate, by the equity method of accounting.

                  C & T has four wholly-owned subsidiaries, Citizens' Electric Company of Lewisburg, PA, Valley Energy, Inc., Wilderness Area Utilities, Inc. and its subsidiary, Wellsboro Electric Company, and Susquehanna Energy Plus, Inc. effective January 1, 2004. Citizens' Electric Company is a regulated public utility distributing electric service in parts of Union and Northumberland Counties, Pennsylvania. Valley Energy, Inc. is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area including Athens, Towanda, Wysox and Waverly, New York. Susquehanna Energy Plus, Inc. is a for profit corporation which generates revenues from the sale of petroleum products, home heating and air conditioning systems, and lubricants in north central Pennsylvania and southern New York. Wilderness is a holding company and Wellsboro is a regulated public utility distributing electricity to customers in and around Wellsboro, Pennsylvania.

                  At December 31, 2004, the book value of the Company's common investment in C & T exceeded their 50% share of the net assets of C & T by approximately $750,000. This basis difference is being amortized on a straight-line basis through 2022, consistent with the remaining estimated useful lives of C & T's total utility plant. Included in net income for 2004 and 2003 was amortization expense of $41,620 and $64,433, respectively.

                  Condensed consolidated balance sheet information of C & T as of December 31, 2004 and 2003 is as follows:



                                                                                      2004                 2003
                                                                               ----------------     ----------------
                                           Assets
                   Current assets                                                  $10,718,737          $ 8,696,054
                                                                               ----------------     ----------------

                   Utility plant                                                    46,165,341           34,557,671
                   Accumulated depreciation                                        (17,929,788)         (13,104,496)
                                                                               ----------------     ----------------

                                                                                    28,235,553           21,453,175
                                                                               ----------------     ----------------

                   Other non-current assets                                         14,942,724           20,242,968
                                                                               ----------------     ----------------

                                                                                   $53,897,014          $50,392,197
                                                                               ================     ================

                            Liabilities and Stockholders' Equity
                   Current liabilities                                            $  9,304,727         $  7,571,348
                   Long-term debt                                                   30,531,652           31,101,777
                   Deferred credits and other long-term liabilities                  3,477,557            2,553,112
                   Stockholders' equity                                             10,583,078            9,165,960
                                                                               ----------------     ----------------

                                                                                   $53,897,014          $50,392,197
                                                                               ================     ================



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 6 - Investment in Affiliate (Continued)

              Investment in C & T Enterprises, Inc. (Continued)

                  Condensed consolidated statements of income information of C & T for the years ended December 31, 2004 and 2003 is as follows:




                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Operating revenues                                              $41,268,221          $31,788,223


                   Operating expenses                                               39,720,863           30,719,595
                                                                               ----------------     ----------------

                          Operating Income                                           1,547,358            1,068,628

                   Non-operating expense, net                                          832,554              893,557
                   Income taxes                                                        317,738              126,952
                                                                               ----------------     ----------------

                          Income before Cumulative Effect of Change in
                              Accounting Principle                                     397,066               48,119

                   Cumulative effect of change in accounting principle,
                        net of tax expense of $357,296 in 2003                               0              522,887
                                                                               ----------------     ----------------

                          Net Income                                              $    397,066        $     571,006
                                                                               ================     ================

                   Pro forma net income assuming the change in accounting
                        principle is applied retroactively                                           $       48,119
                                                                                                    ================


Note 7 - Note Receivable

              On November 17, 1999, as part of the Rural Economic Development Loan and Grant Program provided by the Rural Electrification Act,
         Section 313, the Company borrowed $750,000 from the Rural Utilities Service (RUS). In accordance with the loan agreement, The Company lent the proceeds of the loan to Central Bradford Progress Authority (CBPA). The note receivable from CBPA was non-interest bearing with monthly payments of $7,813 commencing November 2001 through June 2003. Effective July 1, 2003, the note was modified. Under the new terms of the note, CBPA is paying monthly principal payments of $2,000 with a lump-sum payment due June of 2028.



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 8 - Patronage Capital

              Patronage capital consists of the following at December 31, 2004 and 2003:

                                                   2004            2003
                                              -------------- ---------------

                   Assigned                     $22,741,935     $20,779,836
                   Assignable                     2,098,281       1,962,099
                                              -------------- ---------------

                                                 24,840,216      22,741,935

                   Retirements to date           (3,790,197)     (3,754,971)
                                              -------------- ---------------

                                                $21,050,019     $18,986,964
                                              ============== ===============

              Under the provisions of the mortgage agreement, until the equities and margins equal or exceed 20% of the total assets of the Company, the return to patrons of capital contributed is limited to 30% of the patronage capital or margins received in the prior calendar year. The equities of the Company represent 32.54% and 28.98% of the total assets of the Company as of December 31, 2004 and 2003, respectively.


Note 9 - Other Equities

              Other equities consist of:



                                                                2004            2003
                                                           --------------  --------------


                   Non-operating margins                      $3,684,681      $3,460,086
                   Operating margins prior to 1969                85,095          85,095
                   Net losses from 1995 through 2004          (5,453,525)     (5,453,525)
                   Retired capital credits gain                  148,545         129,750
                   Donated capital                                 1,305           1,305
                   Capital gains                                     700             700
                                                           --------------  --------------

                                                             ($1,533,199)    ($1,776,589)
                                                           ==============  ==============



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 10 - Notes Payable And Long-Term Debt

              Long-term debt at December 31, 2004 and 2003 consists of the following:




                                                                                     2004                 2003
                                                                               ----------------     ----------------

               Notes payable to the United States of America - Rural
                    Utilities Service (RUS):
                    Rural Economic Development Loan, payable $7,813
                        monthly, commencing November 2001, bearing no
                        interest, maturing November 2009.                         $    453,125         $    546,875
               Mortgage notes payable to the National Rural Utilities
                    Cooperative Finance Corporation (CFC):
                    5.7% notes, payable quarterly, maturing at various
                        dates through November 2026.                                 2,563,585            2,645,197
                    6.20% note, payable quarterly, maturing January 2030.            3,313,547            3,366,584
                    4.10% note, payable quarterly, including interest,
                        maturing January 2030.                                       4,180,806            4,273,592
                    3.80% note, interest only through March 2010, payable
                        quarterly, maturing January 2030.                            7,284,247            7,284,247
                    3.80% notes, payable quarterly, including interest,
                        maturing at various dates through January 2030.              5,013,926            5,150,590
                    Variable rate notes (4.20% at December 31, 2004),
                        interest only through March 2010, payable
                        quarterly, maturing January 2030.                            7,000,000            7,000,000
                    Variable rate notes (4.20% at December 31, 2004),
                        principal amortized over 35 years, plus interest
                        payable quarterly, maturing at various dates
                        through April 2029.                                          3,756,795            3,870,277
                    Variable rate note (4.20% at December 31, 2004),
                        principal and interest paid quarterly, maturing
                        April 2007.                                                    907,995            1,250,509
                    Variable rate note (4.20% at December 31, 2004),
                        interest-only through January 2004, payable
                        quarterly, maturing January 2030.                            1,735,855            1,827,868
                                                                               ----------------     ----------------

                                                                                    36,209,881           37,215,739

               Current maturities                                                   (1,046,748)            (969,196)
                                                                               ----------------     ----------------

                                                                                   $35,163,133          $36,246,543
                                                                               ================     ================



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 10 - Notes Payable And Long-Term Debt (Continued)

              Estimated aggregate maturities during the next five years are:

                            2005                                 $1,046,748
                            2006                                  1,088,488
                            2007                                    941,449
                            2008                                    786,908
                            2009                                    806,334

              The Company has a variable rate line of credit available from CFC of $6,500,000, with outstanding balances at December 31, 2004 and 2003 of $597,915 and $1,291,122, respectively. $1,500,000 of the available balance on the line is reserved to guarantee the power bill of an affiliate and cannot be drawn upon by the Company. The interest rate was 4.05% at December 31, 2004. In addition to the CFC line of credit, the Company has $7,021,502 available which can be drawn upon under the existing loan agreements when one or more preconditions have been met.

              The long-term debt to CFC is collateralized by substantially all assets of the Company.

              The long-term debt and line of credit agreements contain certain restrictions including, among other things, maintenance of ratio requirements and limitations of total short-term indebtedness.


Note 11 - Pension Plans and Other Post-Retirement Benefits

              C & T is a member of the National Rural Electric Cooperative Association (NRECA) Retirement and Securities Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with plan provisions. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause C & T to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. C & T has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon C & T's proportional share of the plan's unfunded vested benefits. C & T has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any. The Company reimbursed C & T $331,282 and $320,508 for its share of the contributions for the years ended December 31, 2004 and 2003, respectively.

              C & T is also a member of the NRECA SelectRE Pension Plan. C & T makes a matching contribution of 200 percent of the employees' contributions up to 2.5 percent of compensation. The Company reimbursed C & T $112,397 and $114,269 for its share of the contributions for the years ended December 31, 2004 and 2003, respectively.



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003


Note 11 - Pension Plans and Other Post-Retirement Benefits (Continued)

              C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the Company's portion of the plan's funded status and the Company's portion of the amounts of accrued benefit cost of the C & T plan as of December 31, 2004 and 2003:



                                                                                     2004                 2003
                                                                               ----------------     -----------------

                   Benefit obligation and funded status                             $1,016,300             $879,400
                                                                               ================     ================

                   Accrued benefit cost                                            $   495,734             $388,879
                                                                               ================     ================

                   Benefit cost                                                    $   106,855             $142,479
                                                                               ================     ================

                   Benefits paid                                                   $    27,100             $ 23,800
                                                                               ================     ================

                   Discount rate                                                       6.00%                6.75%
                                                                               ================     ================

              For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2003. The rate was assumed to decrease gradually to 5.5% in 2012 and remain at that level thereafter.

              Future benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows:

                            2005                                   $  41,120
                            2006                                      57,478
                            2007                                      78,961
                            2008                                      83,290
                            2009                                     110,406
                            2010-2014                                483,547

              The Company also provides postretirement medical benefits to members of the Board of Directors who meet the vesting provisions and to the Company's retirees and eligible dependents. The Company pays 100% of the premiums. The plan is unfunded. The estimated costs that are to be paid are being accrued by charges to expense over the employees active service periods to the dates they are fully eligible for benefits.



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 11 - Pension Plans and Other Post-Retirement Benefits (Continued)

              Information relating to the Company's postretirement benefit plan is as follows:


                                                                                       2004                 2003
                                                                                 ----------------     ----------------
                   Benefit obligation and funded status                             $1,804,000           $1,617,700
                   Accrued benefit cost                                              1,402,322            1,453,091
                   Benefit cost                                                        100,000              120,000
                   Benefits paid                                                       150,769              178,132
                   Discount rate                                                      6.25%                 6.25%

              The health care cost trend rate was assumed to be 10.0% in 2004, gradually declining to 5.5% in 2013 and thereafter.

              Future benefits expected to be paid in each of the next five years and in the aggregate for the next five years thereafter are as follows:


                            2005                                                      $155,300
                            2006                                                       157,000
                            2007                                                       155,400
                            2008                                                       154,900
                            2009                                                       156,400
                            2010 - 2014                                                784,500

Note 12 - Related Party Transactions

              The Company has a contract for services with C & T to purchase all employee services. In 2004 and 2003, the Company expensed $3,693,839 and $3,820,646 for payroll and $259,283 and $230,729 for benefits, respectively.

              Additionally in 2004 and 2003, the Company paid C & T approximately $105,355 and $98,225, respectively, related to the operation of the customer call center as well as $33,854 and $33,420, respectively, for other services rendered by C & T on behalf of the Company.

              As of December 31, 2004 and 2003, the Company has advances to C & T of $300,000. The Company's accounts payable, accrued payroll and accrued vacation with C & T are presented in the following table:

                                                2004                 2003
                                           ---------------     ----------------
                   Accounts payable           $  23,923           $   14,964
                   Accrued payroll              341,646              283,383
                   Accrued vacation             215,031              223,323



--------------------------------------------------------------------------------

Claverack Rural Electric Cooperative, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 13 - Commitments and Contingencies

              The Company has guaranteed debt of C & T, maturing in 2032 with an outstanding balance of $11,548,736 at December 31, 2004. The Company has also guaranteed a $5,000,000 line of credit of C & T with an outstanding balance of $3,851,700 at December 31, 2004. Additionally, the Company has guaranteed their pro rata share of debt to C & T with an outstanding balance of $189,248 at December 31, 2004. The Company would be required to perform under these guarantees if C & T were to default under the debt agreements and the bank was to demand the Company's performance.

              The Company has guaranteed letters of credit in the amount of $1,680,000 held by the power supplier and a vendor of a related party, Wellsboro Electric Company. The Company would be required to perform under this guarantee if Wellsboro Electric Company was to fail to pay these vendors and they were to demand the Company's performance.



--------------------------------------------------------------------------------

                               Valley Energy, Inc.

                                Financial Report


                                December 31, 2004

Valley Energy, Inc.
--------------------------------------------------------------------------------
Table of Contents
December 31, 2004





                                                                                                   Page
                                                                                                 --------
Financial Statements:

     Independent Auditor's Report on the Financial Statements                                       1

     Balance Sheets                                                                                 2

     Statements of Income                                                                           4

     Statements of Stockholder's Equity                                                             5

     Statements of Cash Flows                                                                       6

     Notes to Financial Statements                                                                  8




Supplementary Information:

     Independent Auditor's Report on Supplementary Information                                     16

     Prepaid and Accrued Taxes                                                                     17

     Operating Revenues and Taxes, Other than Income                                               18

     Distribution, Operation; Distribution, Maintenance; Customer Accounts and
         General and Administrative Expenses                                                       19

     Balance Sheet, by Division                                                                    21

     Statement of Income, by Division                                                              23

     Utility Plant and Accumulated Depreciation - Pennsylvania                                     24

     Utility Plant and Accumulated Depreciation - New York                                         25

     Prepaid and Accrued Taxes, by Division                                                        26

     Operating Revenues and Taxes, Other than Income, by Division                                  27

     Distribution, Operation; Distribution, Maintenance; Customer Accounts and
         General and Administrative Expenses, by Division                                          28

                          Independent Auditor's Report
                           on the Financial Statements


To the Board of Directors
Valley Energy, Inc.


         We have audited the accompanying balance sheets of Valley Energy, Inc., a wholly-owned subsidiary of C & T Enterprises, Inc., as of December 31, 2004 and 2003, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valley Energy, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                                    /s/ Beard Miller Company LLP

Reading, Pennsylvania
February 11, 2005

Valley Energy, Inc.
--------------------------------------------------------------------------------
Balance Sheets
December 31, 2004 and 2003



                                                                      2004                 2003
                                                              ----------------     ----------------

                                    Assets
Utility Plant

  Gas plant in service                                            $22,806,322          $22,390,441
  Accumulated depreciation                                         (7,761,486)          (7,068,343)
                                                              ----------------     ----------------

                                                                   15,044,836           15,322,098

  Construction work in progress, at cost                               97,472               57,839
                                                              ----------------     ----------------

      Total Utility Plant, Net                                     15,142,308           15,379,937
                                                              ----------------     ----------------


Non-utility Property                                                        0               25,490
                                                              ----------------     ----------------

Current Assets

  Cash and cash equivalents                                           141,774              141,327
  Accounts receivable:
      Customers, less allowance for uncollectible accounts
           2004 $34,444; 2003 $37,243                                 925,494              942,542
      Unbilled revenues                                               205,439              251,703
      Other receivables                                                29,032                3,643
  Advances, affiliates                                                100,398              100,398
  Natural gas inventories                                           2,466,211            2,260,495
  Materials and supplies                                              141,687              177,782
  Prepaid taxes                                                        43,713                    0
  Deferred income taxes                                                54,764               53,390
  Under recovered gas costs                                                 0              574,980
                                                              ----------------     ----------------

      Total Current Assets                                          4,108,512            4,506,260
                                                              ----------------     ----------------

Deferred Debits and Other Assets

  Regulatory asset                                                    248,839                    0
  Under recovered gas costs                                           186,750              477,802
  Prepaid expenses and other                                          168,091              195,640
                                                              ----------------     ----------------

      Total Deferred Debits and Other Assets                          603,680              673,442
                                                              ----------------     ----------------

      Total Assets                                                $19,854,500          $20,585,129
                                                              ================     ================


--------------------------------------------------------------------------------
See notes to financial statements.

--------------------------------------------------------------------------------





                                                                   2004                 2003
                                                              ----------------     ----------------
                     Liabilities and Stockholder's Equity
Stockholder's Equity

     Common stock, no par or stated value; 1,000
         shares authorized, issued and outstanding               $  3,000,000         $  3,000,000
     Retained earnings                                                223,534              215,794
                                                              ----------------     ----------------

         Total Stockholder's Equity                                 3,223,534            3,215,794
                                                              ----------------     ----------------

Note Payable to Parent, Non-Current                                12,154,793           12,371,619
                                                              ----------------     ----------------

Current Liabilities

     Line of credit, parent                                         2,425,000            2,770,000
     Note payable to parent, current portion                          261,104              290,334
     Accounts payable                                                 108,002               79,512
     Accrued taxes                                                          0               96,651
     Due for purchased gas                                            699,049              752,871
     Accrued expenses                                                 233,654              216,953
     Customer deposits                                                 22,258               71,728
     Over collected gas costs                                          96,080                    0
                                                              ----------------     ----------------

         Total Current Liabilities                                  3,845,147            4,278,049
                                                              ----------------     ----------------

Deferred Credits and Other Liabilities

     Deferred income taxes                                             53,678                6,560
     Accrued postretirement cost                                      441,706              384,672
     Regulatory liability                                             135,642              328,435
                                                              ----------------     ----------------

         Total Deferred Credits and Other Liabilities                 631,026              719,667
                                                              ----------------     ----------------



         Total Liabilities and Stockholder's Equity               $19,854,500          $20,585,129
                                                              ================     ================


--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Statements of Income
Years Ended December 31, 2004 and 2003




                                                                    2004                 2003
                                                              ----------------     ----------------

Operating Revenues                                                $10,356,338          $10,845,200

Gas Purchased                                                       6,723,256            6,734,506
                                                              ----------------     ----------------

         Operating Revenues in Excess of Gas Purchased              3,633,082            4,110,694
                                                              ----------------     ----------------

Other Operating Expenses

     Distribution expenses:
         Operation                                                    631,612              712,956
         Maintenance                                                  323,333              317,936
     Customer accounts                                                621,450              685,828
     General and administrative                                       736,270              702,912
     Depreciation and amortization                                    721,231              717,116
     Taxes, other than income                                         131,172              227,949
                                                              ----------------     ----------------

         Total Other Operating Expenses                             3,165,068            3,364,697
                                                              ----------------     ----------------

         Income from Operations                                       468,014              745,997
                                                              ----------------     ----------------

Other Income                                                          393,963              184,443
                                                              ----------------     ----------------

Other Expenses

     Interest                                                         609,796              556,836
     Other                                                            223,417              136,871
                                                              ----------------     ----------------

         Total Other Expenses                                         833,213              693,707
                                                              ----------------     ----------------

         Income before Income Taxes                                    28,764              236,733
                                                              ----------------     ----------------

Income Taxes

     Federal                                                            4,470               79,071
     State                                                             16,554               24,333
                                                              ----------------     ----------------

         Total Income Taxes                                            21,024              103,404
                                                              ----------------     ----------------

         Net Income                                             $       7,740        $     133,329
                                                              ================     ================


See notes to financial statements.
--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Statements of Stockholder's Equity
Years Ended December 31, 2004 and 2003



                                                               Common              Retained
                                                               Stock               Earnings              Total
                                                          ---------------      ----------------     ----------------

Balance - December 31, 2002                                    $3,000,000            $  82,465           $3,082,465

     Net income                                                         0              133,329              133,329
                                                          ---------------      ----------------     ----------------


Balance - December 31, 2003                                     3,000,000              215,794            3,215,794

     Net income                                                         0                7,740                7,740
                                                          ---------------      ----------------     ----------------


Balance - December 31, 2004                                    $3,000,000             $223,534           $3,223,534
                                                          ===============      ================     ================



See notes to financial statements.
--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Statements of Cash Flows
Years Ended December 31, 2004 and 2003




                                                                                     2004                 2003
                                                                               ----------------     ----------------
Cash Flows from Operating Activities

     Net income                                                                      $   7,740          $   133,329
     Adjustments to reconcile net income to net cash
         provided by (used in) operating activities:
            Depreciation and amortization                                              721,231              717,116
            Loss on the disposition of assets                                           19,567               42,586
            Provision for doubtful accounts                                            198,736              211,266
            (Increase) decrease in assets:
               Accounts receivable                                                    (160,813)            (567,691)
               Inventories                                                            (169,621)          (1,230,302)
               Prepayments                                                              27,549               59,872
               Prepaid taxes                                                           (43,713)                   0
               Regulatory asset                                                       (248,839)                   0
               Deferred tax asset                                                       (1,374)              84,090
               Under recovered gas costs                                               866,032             (951,820)
            Increase (decrease) in liabilities:
               Accounts payable                                                         28,490              (65,815)
               Accrued taxes                                                           (96,651)              41,071
               Due for purchased gas                                                   (53,822)             (46,069)
               Accrued expenses                                                         16,701             (157,729)
               Customer deposits                                                       (49,470)              (9,841)
               Regulatory liabilities                                                 (192,793)               7,158
               Accrued postretirement costs                                             57,034               59,472
               Deferred tax liability                                                   47,118                6,560
               Over collected gas costs                                                 96,080                    0
                                                                               ----------------     ----------------

              Net Cash Provided by (Used in) Operating Activities                    1,069,182           (1,666,747)
                                                                               ----------------     ----------------

Cash Flows from Investing Activities

     Additions to utility plant                                                       (518,897)            (965,097)
     Proceeds from the sale of assets                                                        0               50,060
     Other changes in utility plant, net                                                35,295                 (216)
     Other changes in non-utility property, net                                          5,923                    0
                                                                               ----------------     ----------------

              Net Cash Used in Investing Activities                                   (477,679)            (915,253)
                                                                               ----------------     ----------------



 See notes to financial statements.
--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Statements of Cash Flows
Years Ended December 31, 2004 and 2003



                                                                                     2004                 2003
                                                                               ----------------     ----------------
Cash Flows from Financing Activities

     Net borrowings (payments) on line of credit with parent                         ($345,000)          $1,970,000
     Principal payments on note payable to parent                                     (246,056)            (237,009)
                                                                               ----------------     ----------------

              Net Cash Provided by (Used in) Financing Activities                     (591,056)           1,732,991
                                                                               ----------------     ----------------

              Net Increase (Decrease) in Cash and Cash Equivalents                         447             (849,009)

Cash and Cash Equivalents - Beginning                                                  141,327              990,336
                                                                               ----------------     ----------------

Cash and Cash Equivalents - Ending                                                    $141,774          $   141,327
                                                                               ================     ================

Supplementary Cash Flows Information

     Interest paid                                                                    $609,796          $   556,836
                                                                               ================     ================

     Income taxes paid                                                               $  40,740          $    48,307
                                                                               ================     ================


 See notes to financial statements.
--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 1 - Nature of Business

              Valley Energy, Inc. is a wholly-owned subsidiary of C & T Enterprises (C & T) and is a regulated public utility distributing natural gas to customers in the Sayre, Pennsylvania area, including Athens, Towanda, Wysox and Waverly, New York. The Company's operations in Pennsylvania are regulated by the Pennsylvania Public Utility Commission (PUC) and its operations in New York are regulated by the State of New York Public Service Commission (NYPSC).


Note 2 - Summary of Significant Accounting Policies

              Accounting System

                  The Company maintains the accounting records in conformity with the uniform system of accounts as prescribed for public utilities by the Federal Energy Regulatory Commission and adopted by the PUC and the NYPSC.

              Regulation

                  The Company prepares its financial statements in accordance with the provisions of Financial Accounting Standards (FAS) 71, "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires a rate-regulated entity to reflect the effects of regulation in its financial statements as regulatory assets or liabilities.

              Use of Estimates

                  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                  Costs that are refundable or recoverable in future periods through gas cost recovery rates are subject to audit and approval by the appropriate regulatory body. Changes to the related asset or liability amounts that result from these audits are recorded as a charge to current operations.

              Revenue Recognition

                  Revenues are recorded based on the amounts of natural gas delivered to customers through the end of each accounting period.

                  Revenues also include amounts receivable from customers through gas recovery clauses, which are adjusted annually. Costs that are recoverable or refundable in future periods through the gas recovery clauses are deferred.



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 2 - Summary of Significant Accounting Policies (Continued)

              Accounts Receivable

                  Accounts receivable are stated at outstanding balances less an allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on past loss experience, agings of the receivables, adverse situations that may affect the customer's ability to pay, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. Unpaid balances remaining after the stated payment terms are considered past due.

              Procurement of Natural Gas

                  The Company obtains all of its natural gas from an agreement with an energy broker that expires on March 31, 2006.

              Utility Plant

                  Utility plant is carried at cost. Additions to utility plant and replacements of property are capitalized at cost. Retirements of utility plant or replacements are removed from utility plant accounts at cost and these costs plus cost of removal less salvage are charged to accumulated depreciation. Maintenance, repairs and replacement of minor items of plant are charged to operating expense.

                  As part of the acquisition discussed in Note 4, the Company recorded gas plant acquisition costs totaling $4,621,318, representing the difference between the utility plant at assigned fair value on the date of acquisition and historical net book value. Amounts in the gas plant acquisition account are being amortized over the remaining estimated useful life of the plant assets. These lives range from eight years to forty-one years.

                  Generally, depreciation on assets other than the gas plant acquisition account is being computed by the straight-line method over the estimated useful asset lives, which are generally 25 to 50 years for transmission plant, 33 to 50 years per distribution plant and 10 to 15 years for general plant. Depreciation charged to expense was $721,231 and $717,116 in 2004 and 2003, respectively, including amortization of the gas plant acquisition account of $190,882 and $193,397, respectively.



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 2 - Summary of Significant Accounting Policies (Continued)

              Cash

                  The Company maintains its cash balances in a checking and daily investment fund accounts. Cash balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

              Inventories

                  Inventories are stated at average cost.

              Regulatory Asset

                  Regulatory assets relate to costs that have been deferred, in accordance with regulators orders, in connection with rate filing cases during 2004. The Company spent $193,839 for its rate filing case in Pennsylvania. These costs were deferred, as instructed by the PUC, and are being amortized over a three-year period. Additionally, as part of its rate case filing in New York, the NYPSC allowed the Company to defer $55,000, which is being amortized over a five-year period.

              Income Taxes

                  The Company is included in the consolidated federal income tax return filed by its parent company. The Company's federal income tax expense is computed using the separate return method for intercorporate tax allocation.

                  Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

                  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

              Reclassification

                  Certain items on the 2003 financial statements have been reclassified to the 2004 financial statement presentation format.



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 3 - Utility Plant

              Utility plant consists of the following at December 31:



                                                                                     2004                 2003
                                                                               ----------------     ----------------
                   Gas plant in service:
                        Transmission plant                                         $ 1,266,272          $ 1,266,272
                        Distribution plant                                          15,375,139           14,992,662
                        General plant                                                1,543,593            1,510,189
                        Gas plant acquisition                                        4,621,318            4,621,318
                                                                               ----------------     ----------------

                          Gas Plant in Service, at Cost                             22,806,322           22,390,441

                   Construction work-in-progress                                        97,472               57,839
                                                                               ----------------     ----------------

                                                                                    22,903,794           22,448,280

                   Accumulated depreciation                                         (7,761,486)          (7,068,343)
                                                                               ----------------     ----------------

                          Utility Plant, Net                                       $15,142,308          $15,379,937
                                                                               ================     ================

Note 4 - Acquisition

              The Company acquired the natural gas distribution assets of Valley Cities Gas in 2002.

              In 2003, the seller asserted certain claims against the Company for obligations that the seller believed the Company owed. The total amount of the claim, approximately $850,000, resulted in an increase in the gas plant acquisition account. At December 31, 2003, the Company accrued approximately $550,000, which represented the total claim amount less amounts paid. This claim was settled during 2004. Under the terms of the settlement agreement, the Company was paid approximately $350,000 and the remaining accrual of approximately $200,000 was reversed during 2004.

              Under the terms of the asset purchase agreement, the Company would have been required to make additional payments to the seller upon the filing and approval of certain rate relief from the Company's regulatory bodies. This contingent payment could have resulted in the Company making additional payments up to a maximum of $3 million to the seller. During 2004, the Company's regulators did not approve sufficient rate relief to require the additional payments to the seller.



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 5 - Notes Payable

              The Company has a note payable to C & T. The balance on this note was $12,415,897 and $12,661,953 at December 31, 2004 and 2003,
         respectively. The note is being repaid in quarterly installments through December 31, 2032. Interest accrues at a variable rate equal to the interest rate announced by the National Cooperative Services Corporation plus a spread of up to 1%. The interest rate at December 31, 2004 and 2003 was 3.94% and 3.43%, respectively. The applicable spread used in the interest rate is set monthly at the discretion of the C & T.

              The Company maintains a line of credit with C & T for up to $3,000,000. Interest under this line of credit accrues at a variable rate equal to the interest rate announced by the National Cooperative Services Corporation plus a spread of up to 1%. There was $2,425,000 and $2,770,000 outstanding on this line of credit at December 31, 2004 and 2003, respectively. All advances under this line of credit are repayable within one year.

              C & T holds a first lien secured interest in the assets of the Company that are located in Pennsylvania. C & T has pledged substantially all of the Company's assets as collateral for its borrowing arrangements.

              The Company is required to make the following estimated principal payments on the note payable during the next five years:

                            2005                             $261,104
                            2006                              271,528
                            2007                              282,369
                            2008                              293,645
                            2009                              305,373

Note 6 - Income Tax Matters

              Net deferred tax assets and liabilities consist of the following components as of December 31, 2004 and 2003:


                                                             2004                 2003
                                                        ---------------     ----------------
                   Deferred tax assets                        $985,584             $487,486
                   Deferred tax liabilities                   (984,498)            (440,656)
                                                        ---------------     ----------------

                                                              $  1,086            $  46,830
                                                        ===============     ================

              Deductible temporary differences giving rise to deferred tax assets related primarily to accrued vacation, accrued postretirement costs, allowance for uncollectible accounts receivable and net operating loss carryforwards. Taxable temporary differences giving rise to deferred tax liabilities related primarily to utility plant. The Company has state net operating loss carryforwards of approximately $1,370,000 that expire through 2024. The Company also has federal net operating loss carryforwards of approximately $1,928,000 which is available to C & T. The federal net operating loss carryforwards expire through 2024.



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 6 - Income Tax Matters (Continued)

              The deferred tax amounts mentioned previously have been classified on the accompanying balance sheets as of December 31, 2004 and 2003 as follows:


                                                                                    2004                 2003
                                                                               ----------------     ----------------

                   Current assets                                                      $54,764              $53,390
                   Noncurrent liability                                                (53,678)              (6,560)
                                                                               ----------------     ----------------

                                                                                       $ 1,086              $46,830
                                                                               ================     ================

              The provision for income taxes charged to operations for the years ended December 31, 2004 and 2003 consists of the following:

                                                                                    2004                 2003
                                                                               ----------------     ----------------

                   Federal:
                        Current tax expense (benefit)                                 ($24,720)             $12,754
                        Deferred tax expense                                            29,190               66,317
                                                                               ----------------     ----------------

                                                                                         4,470               79,071

                   State, deferred tax expense                                          16,554               24,333
                                                                               ----------------     ----------------

                                                                                       $21,024             $103,404
                                                                               ================     ================

              The income tax provision differs from the amount of income tax determined by applying the statutory tax rates to pretax income for the years ended December 31, 2004 and 2003 due to the following:

                                                                                    2004                 2003
                                                                               ----------------     ----------------


                   Statutory income tax expense                                        $11,793            $  95,895
                   Other                                                                 9,231                7,509
                                                                               ----------------     ----------------

                                                                                       $21,024             $103,404
                                                                               ================     ================



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 7 - Pension Plans and Postretirement Benefit Plans

              C & T is a member of the National Rural Electric Cooperative Association (NRECA) Retirement and Savings Program, a multi-employer defined benefit pension plan. Contributions are determined in accordance with plan provisions. The passage of the Multi-Employer Pension Plan Amendments Act of 1980 (the Act) may, under certain circumstances, cause C & T to become subject to liabilities in excess of contributions made. Generally, liabilities are contingent upon the termination, withdrawal or partial withdrawal from the plan. C & T has not undertaken to terminate, withdraw or partially withdraw from the plan. Under the Act, liabilities would be based upon C & T's proportional share of the plan's unfunded vested benefits. C & T has not received current information from the plan's administrators to determine its share of unfunded vested benefits, if any. The Company reimbursed C & T $133,433 and $116,679 for its share of the contributions for the years ended December 31, 2004 and 2003, respectively.

              C & T is also a member of the NRECA SelectRE Pension Plan. C & T makes a matching contribution of 200 percent of the employees' contributions up to 2.5 percent of compensation. The Company reimbursed C & T $44,865 and $41,390 for its share of the contributions for the years ended December 31, 2004 and 2003, respectively.

              C & T has a postretirement health care plan covering substantially all employees. The plan is unfunded. The estimated costs that will be paid after retirement are generally being accrued over the employees' active service periods to the dates they are fully eligible for benefits. The following table sets forth the plan's funded status and the amounts of accrued benefit cost of the C & T plan and the Company's allocation as of December 31, 2004 and 2003:



                                                                                    2004                 2003
                                                                               ----------------     ----------------

                   Benefit obligation and funded status                             $2,700,100           $2,256,100
                                                                               ================     ================


                   Accrued benefit cost                                             $1,524,800           $1,221,200
                                                                               ================     ================

                   Company's allocation of accrued benefit cost:
                        Company                                                    $   429,700          $   375,300
                        C & T allocation                                                12,006                9,372
                                                                               ----------------     ----------------

                                                                                   $   441,706          $   384,672
                                                                               ================     ================

                   Company's allocation of benefit expense:
                        Company                                                    $    54,400          $    50,100
                        C & T allocation                                                 2,634                9,372
                                                                               ----------------     ----------------

                                                                                   $    57,034          $    59,472
                                                                               ================     ================


                   Benefits paid                                                   $         0          $         0
                                                                               ================     ================


                   Discount rate                                                       6.00%                 6.75%
                                                                               ================     ================



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Notes to Financial Statements
December 31, 2004 and 2003



Note 7 - Pension Plans and Postretirement Benefit Plans (Continued)

              For measurement purposes, a 9% annual rate of increase in the per capita cost of covered health care benefits was assumed in 2004. The rate was assumed to decrease gradually to 5.5% in 2012 and remain at that level thereafter.

              Benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows:

                            2005                               $    2,703
                            2006                                    6,248
                            2007                                   14,008
                            2008                                   25,788
                            2009                                   37,691
                            2010-2014                             293,580

Note 8 - Related Party Transactions

              The Company has a contract for services with C & T to purchase all employee services. The contract automatically renews annually unless terminated by either party.

              In the ordinary course of business, the Company's activities involve significant transactions with its parent. As of and for the years ended December 31, 2004 and 2003, the transactions included in the financial statements approximated the following amounts:


                                                                                     2004                 2003
                                                                               ----------------     ----------------

                   Rent expense (vehicles)                                           $  81,022            $  74,409
                   Allocation of overhead from parent recorded as
                        operating expense                                              146,646              132,943
                   Payroll related costs included in accrued expenses                  132,503              106,197
                   Accrued vacation liability included in accrued expenses              94,445               92,579
                   Payroll costs paid in advance and included in advances
                        to affiliate                                                   100,398              100,398


              The Company paid the parent $942,658 for payroll and $423,886 for benefits in 2004. The Company paid the parent $907,950 for payroll and $369,681 for benefits in 2003.


Note 9 - Environmental Matters

              The Company has purchased an insurance policy covering environmental remediation costs at a parcel of land owned by the Company in Athens, Pennsylvania. The insurance policy provides for coverage for up to a maximum amount of $10 million The Company would be responsible for the first $100,000 of remediation costs. This policy expires in December 2011. The Company is not aware of any environmental contamination that would result in remediation activities, nor have any environmental agencies given notice of its intention to require any remediation or clean-up activities.



--------------------------------------------------------------------------------

            Independent Auditor's Report on Supplementary Information


To the Board of Directors
Valley Energy, Inc.
Sayre, Pennsylvania


         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                                    /s/ Beard Miller Company LLP



Reading, Pennsylvania
February 11, 2005

Valley Energy, Inc.
--------------------------------------------------------------------------------
Prepaid and Accrued Taxes
December 31, 2004 and 2003



                                                2004                 2003
                                           ---------------     ----------------

     State gross receipts tax                    $  3,620             ($76,894)
     State sales tax                              (16,978)             (38,218)
     State capital stock                           (6,174)             (25,174)
     State income tax                              12,021                3,036
     State use taxes                                 (500)              (1,040)
     PUC assessment                                 9,970               10,793
     Local and county taxes                        38,609               30,846
     PURTA                                          3,145                    0
                                           ---------------     ----------------

                                                  $43,713             ($96,651)
                                           ===============     ================



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Operating Revenues and Taxes, Other than Income
Years Ended December 31, 2004 and 2003


                                                  2004               2003
                                             ---------------   ----------------

Operating Revenues

     Residential sales                         $  5,663,855       $  5,418,301
     Commercial and industrial sales              3,201,499          2,868,120
     Interruptible sales                            202,648            454,738
     Customers' forfeited discounts                  59,928             48,979
     Transportation sales                         1,396,826          1,353,514
     Under/(over) recovered gas costs              (168,418)           701,548
                                             ---------------   ----------------

                                                $10,356,338        $10,845,200
                                             ===============   ================

Taxes, Other than Income

     State capital stock                            ($6,255)    $       21,000
     State gross receipts                            (6,534)            63,721
     Local and county taxes                          91,742             75,503
     PURTA                                           16,855             35,765
     State PSC assessment                            10,511              9,454
     State use tax                                    4,091              1,040
     State PUC assessment                            20,762             21,466
                                             ---------------   ----------------

                                              $     131,172      $     227,949
                                             ===============   ================



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Distribution, Operation; Distribution, Maintenance; Customer Accounts and General and Administrative Expenses
Years Ended December 31, 2004 and 2003


                                                        2004           2003
                                                    ------------   ------------

Distribution, Operation

  Mains and services                                   $298,456       $373,697
  Measuring and regulating station - general              2,523          3,796
  Measuring and regulating station - city gate            4,878          9,730
  Industrial/commercial meters and regulators            40,908         33,466
  Meters and house regulator                             90,468         78,293
  Customer installations                                 84,664         73,868
  Distribution load dispatching                          98,118        104,669
  Other operating expense                                11,597         35,437
                                                    ------------   ------------

                                                       $631,612       $712,956
                                                    ============   ============

Distribution, Maintenance

  Structures and improvements                         $  33,564      $  26,719
  Mains                                                  62,567         77,751
  Measuring and regulating station - general             30,377         20,913
  Measuring and regulating station - industrial             256            211
  Measuring and regulating station - city gate            9,568         10,523
  Services                                               46,010         26,957
  Meters and house regulators                            30,451         26,146
  Supervision and engineering                           110,540        101,612
  Liquid petroleum gas                                        0         27,104
                                                    ------------   ------------

                                                       $323,333       $317,936
                                                    ============   ============

Customer Accounts

  Meter reading                                       $  73,893      $  65,810
  Customer records and collections                      323,725        392,380
  Uncollectible accounts                                198,736        211,266
  Miscellaneous customer                                 25,096         16,372
                                                    ------------   ------------

                                                       $621,450       $685,828
                                                    ============   ============



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Distribution, Operation; Distribution, Maintenance; Customer Accounts and General and Administrative Expenses
Years Ended December 31, 2004 and 2003


                                                       2004          2003
                                                   ------------- ------------
General and Administrative

     General and administrative salaries               $325,533     $310,173
     Pensions and benefits                               11,072        2,184
     Office supplies and expense                         62,307       75,238
     Outside services                                   129,239      161,547
     Property insurance                                  15,593       16,588
     Injuries and damage                                 63,578       58,987
     Rents                                                  631        6,000
     General advertising                                  6,337        5,922
     Miscellaneous general                                9,547        6,850
     Directors' committee                                45,283       49,877
     Travel and training                                    998          970
     Regulatory commission                               64,349            0
     Maintenance, general plant                           1,803        8,576
                                                   ------------- ------------

                                                       $736,270     $702,912
                                                   ============= ============



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Balance Sheet, by Division
December 31, 2004



                                              Valley Energy      Valley Energy
                                                  of PA              of NY           Eliminations           Total
                                             ----------------    ---------------    ----------------   ----------------
                   Assets

Utility Plant

     Gas plant in service                        $18,831,212          $3,975,110        $         0        $22,806,322
     Accumulated depreciation                     (6,410,211)         (1,351,275)                 0         (7,761,486)
                                             ----------------    ---------------    ----------------   ----------------

                                                  12,421,001           2,623,835                  0         15,044,836

     Construction work in progress, at cost           51,621              45,851                  0             97,472
                                             ----------------    ---------------    ----------------   ----------------

         Total Utility Plant, Net                 12,472,622           2,669,686                  0         15,142,308
                                             ----------------    ---------------    ----------------   ----------------

Current Assets

     Cash and cash equivalents                       141,774                   0                  0            141,774
     Accounts receivable:
         Customers                                   512,546             412,948                  0            925,494
         Unbilled revenues                           187,389              18,050                  0            205,439
         Other receivables                            29,032                   0                  0             29,032
     Advances, affiliates                            829,703                   0           (729,305)           100,398
     Natural gas inventories                       2,466,211                   0                  0          2,466,211
     Materials and supplies                          141,687                   0                  0            141,687
     Prepaid taxes                                     2,877              40,836                  0             43,713
     Deferred income taxes                            48,160               6,604                  0             54,764
     Under recovered gas costs                             0              90,855            (90,855)                 0
                                             ----------------    ---------------    ----------------   ----------------

         Total Current Assets                      4,359,379             569,293           (820,160)         4,108,512
                                             ----------------    ---------------    ----------------   ----------------

Deferred Debits and Other Assets

     Deferred income taxes                                 0             278,674           (278,674)                 0
     Regulatory asset                                193,839              55,000                  0            248,839
     Under recovered gas costs                       568,324                   0           (381,574)           186,750
     Prepaid expenses and other                      168,091                   0                  0            168,091
                                             ----------------    ---------------    ----------------   ----------------

         Total Deferred Debits and Other
              Assets                                 930,254             333,674           (660,248)           603,680
                                             ----------------    ---------------    ----------------   ----------------

         Total Assets                            $17,762,255          $3,572,653        ($1,480,408)       $19,854,500
                                             ================    ===============    ================   ================



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




                                              Valley Energy      Valley Energy
                                                  of PA              of NY           Eliminations           Total
                                             ----------------    ---------------    ----------------   ----------------
    Liabilities and Stockholder's Equity

Stockholder's Equity

     Common stock, no par or stated value,
         1,000 shares authorized, issued
         and outstanding                        $    673,408          $2,326,592        $         0         $3,000,000
     Retained earnings (deficit)                     523,283            (299,749)                 0            223,534
                                             ----------------    ---------------    ----------------   ----------------

         Total Stockholder's Equity                1,196,691           2,026,843                  0          3,223,534
                                             ----------------    ---------------    ----------------   ----------------

Note Payable to Parent, Noncurrent                12,154,793                   0                  0         12,154,793
                                             ----------------    ---------------    ----------------   ----------------

Current Liabilities

     Line of credit, parent                        2,276,655             148,345                  0          2,425,000
     Note payable to parent, current portion         261,104                   0                  0            261,104
     Advances, due to affiliate                            0             729,305           (729,305)                 0
     Accounts payable                                108,002                   0                  0            108,002
     Due for purchased gas                           699,049                   0                  0            699,049
     Accrued expenses                                233,654                   0                  0            233,654
     Customer deposits                                18,381               3,877                  0             22,258
     Over collected gas costs                        186,935                   0            (90,855)            96,080
                                             ----------------    ---------------    ----------------   ----------------

         Total Current Liabilities                 3,783,780             881,527           (820,160)         3,845,147
                                             ----------------    ---------------    ----------------   ----------------

Deferred Credits and Other
     Liabilities

     Deferred income taxes                           174,226             158,126           (278,674)            53,678
     Accrued postretirement cost                     441,706                   0                  0            441,706
     Regulatory liability                             11,059             124,583                  0            135,642
     Over collected gas costs                              0             381,574           (381,574)                 0
                                             ----------------    ---------------    ----------------   ----------------

         Total Deferred Credits and Other
              Liabilities                            626,991             664,283           (660,248)           631,026
                                             ----------------    ---------------    ----------------   ----------------

         Total Liabilities and
              Stockholder's Equity               $17,762,255          $3,572,653        ($1,480,408)       $19,854,500
                                             ================    ===============    ================   ================



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Statement of Income, by Division
Year Ended December 31, 2004




                                              Valley Energy      Valley Energy
                                                  of PA              of NY           Eliminations           Total
                                             ----------------    ---------------    ----------------   ----------------

Operating Revenues                                $7,945,641          $2,410,697            $     0        $10,356,338

Gas Purchased                                      4,901,967           1,821,289                  0          6,723,256
                                             ----------------    ---------------    ----------------   ----------------

         Operating Revenues in Excess of
              Gas Purchased                        3,043,674             589,408                  0          3,633,082
                                             ----------------    ---------------    ----------------   ----------------

Other Operating Expenses

     Distribution expenses:
         Operation                                   444,055             187,557                  0            631,612
         Maintenance                                 259,108              64,225                  0            323,333
     Customer accounts                               483,911             137,539                  0            621,450
     General and administrative                      568,819             167,451                  0            736,270
     Depreciation and amortization                   592,465             128,766                  0            721,231
     Taxes, other than income                         35,453              95,719                  0            131,172
                                             ----------------    ---------------    ----------------   ----------------

         Total Other Operating Expenses            2,383,811             781,257                  0          3,165,068
                                             ----------------    ---------------    ----------------   ----------------

         Income (Loss) from Operations               659,863            (191,849)                 0            468,014
                                             ----------------    ---------------    ----------------   ----------------

Other Income                                         393,963                   0                  0            393,963
                                             ----------------    ---------------    ----------------   ----------------

Other Expenses

     Interest                                        484,769             125,027                  0            609,796
     Other                                           223,233                 184                  0            223,417
                                             ----------------    ---------------    ----------------   ----------------

         Total Other Expenses                        708,002             125,211                  0            833,213
                                             ----------------    ---------------    ----------------   ----------------

         Income (Loss) before Income Taxes
              (Benefits)                             345,824            (317,060)                 0             28,764
                                             ----------------    ---------------    ----------------   ----------------

Income Taxes (Benefits)

     Federal                                         116,948            (112,478)                 0              4,470
     State                                             2,797              13,757                  0             16,554
                                             ----------------    ---------------    ----------------   ----------------

         Total Income Taxes (Benefits)               119,745             (98,721)                 0             21,024
                                             ----------------    ---------------    ----------------   ----------------

         Net Income (Loss)                       $   226,079           ($218,339)             $   0    $         7,740
                                             ================    ===============    ================   ================



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Utility Plant and Accumulated Depreciation - Pennsylvania
December 31, 2004



                                                Utility Plant                             Accumulated Depreciation
                          ---------------------------------------------------- ------------------------------------------
                              Cost                                  Cost         Balance
Acct.                       January 1,                Retire-    December 31,   January 1,  Retire-    Cost of    Salvage
 No.   Account                2004       Additions     ments        2004          2004       ments     Removals  Received
----- ------------------- ------------ ------------ ---------- --------------  ----------- ---------- ---------- --------
114    Gas Plant
         Acquisition
         Account           $3,361,289    $      0    $        0  $3,361,289    $  162,753   $       0   $       0 $      0
366    Structures &
         Improvements           2,983           0             0       2,983         2,983           0           0        0
367    Mains                1,020,410           0             0   1,020,410       689,634           0           0        0
369    Meas. & Reg.
         Station Equipment    200,713           0             0     200,713        95,904           0           0        0
375    Structures &
         Improvements          69,449           0             0      69,449        46,404           0           0        0
376    Mains                6,997,308      82,804         9,547   7,070,565     2,015,366       9,547       4,570   50,758
378    Meas. & Reg Station
         Equipment            587,640           0             0     587,640       296,822           0           0        0
380    Services             3,124,273     216,633        19,213   3,321,693     1,105,665      19,213      11,245        0
381    Meters & Meter
         Installations        753,535      65,987        16,488     803,034       358,527      16,488          12        0
383    House Reg & House
         Reg &
         Installations        230,179           0             0     230,179        79,390           0           0        0
385    Ind. Meas. & Reg.
         Station Equipment    505,900      28,894         3,077     531,717       277,330       3,077           0        0
387    Other Equipment          8,021           0             0       8,021           262           0           0        0
390    Structures &
         Improvements         639,487      38,836             0     678,323       251,287           0           0        0
391    Office Furniture &
         Equipment            103,054       7,550         2,450     108,154        49,208       2,450           0    2,449
392    Transportation
         Equipment            163,848           0        10,532     153,316       159,146      10,532           0        0
393    Stores Equipment         6,588           0             0       6,588         5,127           0           0        0
394    Tools, Shop &
         Garage Equipment     346,054           0             0     346,054        97,289           0           0        0




                                  Accumulated Depreciation
                             -------------------------------------
                                  Depreciation          Balance
Acct.                        -----------------------  December 31,
 No.          Account           Rate       Amount        2004
----- ---------------------- ------------ ---------- -------------
114    Gas Plant
         Acquisition
         Account                5.72%    $150,826      $313,579
366    Structures &
         Improvements           0.62            0         2,983
367    Mains                    1.79       18,245       707,879
369    Meas. & Reg.
         Station Equipment      4.40        8,839       104,743
375    Structures &
         Improvements           2.63        1,825        48,229
376    Mains                    2.00      175,353     2,227,360
378    Meas. & Reg Station
         Equipment              6.72       39,489       336,311
380    Services                 3.00      106,699     1,181,906
381    Meters & Meter
         Installations          2.74       21,054       363,081
383    House Reg & House
         Reg &
         Installations          3.22        7,403        86,793
385    Ind. Meas. & Reg.
         Station Equipment      4.11       21,126       295,379
387    Other Equipment          3.66          293           555
390    Structures &
         Improvements           2.43       15,809       267,096
391    Office Furniture &
         Equipment              8.00       17,170        66,377
392    Transportation
         Equipment             10.82          553       149,167
393    Stores Equipment         6.67          439         5,566
394    Tools, Shop &
         Garage Equipment       5.00       17,303       114,592



396    Power Operated
         Equipment            118,020           0           0     118,020       109,895           0           0        0
397    Communication
         Equipment             26,214           0           0      26,214        26,215           0           0        0
398    Miscellaneous
         Equipment              1,803           0           0       1,803         1,210           0           0        0
301    Organization            18,666           0           0      18,666             0           0           0        0
304    Land & Land Rights       3,442           0           0       3,442             0           0           0        0
365.2  Rights of Way           42,166           0           0      42,166             0           0           0        0
374    Land & Land Rights      15,652           0           0      15,652             0           0           0        0
389    Land & Land Rights     105,121           0           0     105,121             0           0           0        0
                          ------------ ------------ ---------- --------------  ----------- ---------- ---------- --------

                           18,451,815     440,704      61,307  18,831,212    $5,830,417     $61,307     $15,827   $53,207
                                                                           =============  ==========  =========  ========


       Construction
         work-in-                                                         Less depreciation expense allocated to plant overhead
         process               43,704       7,917           0      51,621 Less depreciation expense allocated to New York operations
                          ----------- -----------   ---------  -----------

                          $18,495,519    $448,621     $61,307 $18,882,833        Total Depreciation
                          ============ ===========  ==========  ==========



396        Power Operated
             Equipment               11.76         1,175        111,070
397        Communication
             Equipment                6.67             0         26,215
398        Miscellaneous
             Equipment                6.67           120          1,330
301        Organization               0.0              0              0
304        Land & Land Rights         0.0              0              0
365.2      Rights of Way              0.0              0              0
374        Land & Land Rights         0.0              0              0
389        Land & Land Rights         0.0              0              0
                                               ----------  -------------

                                                 603,721     $6,410,211
                                                           =============

           Construction
             work-in-                             (1,622)
             process                              (9,634)
                                               ----------

                                                $592,465
                                               ==========



(N)  Net increase


--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Utility Plant and Accumulated Depreciation - New York
December 31, 2004



                                                Utility Plant                             Accumulated Depreciation
                          ---------------------------------------------------- ------------------------------------------
                              Cost                                  Cost         Balance
Acct.                       January 1,                Retire-    December 31,   January 1,  Retire-    Cost of    Salvage
 No.   Account                2004       Additions     ments        2004          2004       ments     Removals  Received
----- ------------------- ------------ ------------ ---------- --------------  ----------- ---------- ---------- --------
114    Gas Plant
         Acquisition
         Account           $1,260,029    $      0    $        0  $1,260,029    $   42,768   $       0   $       0 $      0
375    Structures &
         Improvements           1,774           0             0       1,774           569           0           0        0
376    Mains                1,594,910           0           109   1,594,801       787,744         109         300        0
378    Meas. & Reg Station
         Equipment             48,117           0             0      48,117        12,960           0           0        0
380    Services               696,366      16,675         1,402     711,639       266,507       1,402       2,125      340
381    Meters & Meter
         Installations        173,086      22,005         1,827     193,264        76,237       1,827           0        0
383    House Reg & House
         Reg &
         Installations         25,117           0             0      25,117        14,835           0           0        0
385    Ind. Meas. & Reg.
         Station Equipment    105,816       1,502           360     106,958        36,306         360           0        0
301    Organization             6,084           0             0       6,084             0           0           0        0
302    Franchises/Consents     26,634           0             0      26,634             0           0           0        0
374    Land & Land Rights         693           0             0         693             0           0           0        0
                           ----------    ---------    ---------  ------------  -----------------------  --------- ---------

                            3,938,626      40,182         3,698   3,975,110    $1,237,926      $3,698      $2,425     $340
                                                                            =============  ==========   =========  =======


       Construction                                                       Less depreciation expense allocated to plant overhead
         work-in-process       14,135      31,716           0      45,851 Less depreciation expense allocated to New York operations
                          ----------- -----------   ---------  -----------

                           $3,952,761     $71,898      $3,698  $4,020,961          Total Depreciation
                          ============ ===========  ========== ==========




                                  Accumulated Depreciation
                             -------------------------------------
                                  Depreciation          Balance
Acct.                        -----------------------  December 31,
 No.          Account           Rate       Amount        2004
----- ---------------------- ------------ ---------- -------------

114    Gas Plant
         Acquisition
         Account               3.00%     $ 40,056      $ 82,824
375    Structures &
         Improvements          3.00            53           622
376    Mains                   3.00        47,181       834,516
378    Meas. & Reg Station
         Equipment             3.00         1,443        14,403
380    Services                3.00        21,051       284,371
381    Meters & Meter
         Installations         3.00         5,415        79,825
383    House Reg & House
         Reg &
         Installations         3.00           753        15,588
385    Ind. Meas. & Reg.
         Station Equipment     3.00         3,180        39,126
301    Organization            3.00             0             0
302    Franchises/Consents     3.00             0             0
374    Land & Land Rights      3.00             0             0
                                        ---------      --------

                                          119,132    $1,351,275




           Construction
             work-in-
             process                        9,634
                                       ----------

                                         $128,766
                                       ==========


(N)  Net increase


--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Prepaid and Accrued Taxes, by Division
Year Ended December 31, 2004




                                                          Valley Energy         Valley Energy
                                                              of PA                 of NY                Total
                                                          ---------------      ----------------     ----------------
     State gross receipts tax                                  $        0             $  3,620             $  3,620
     State sales tax                                              (12,109)              (4,869)             (16,978)
     State capital stock                                           (6,174)                   0               (6,174)
     State income tax                                               8,545                3,476               12,021
     PUC assessment                                                 9,970                    0                9,970
     Local and county taxes                                             0               38,609               38,609
     PURTA                                                          3,145                    0                3,145
     State use tax                                                   (500)                   0                 (500)
                                                          ---------------      ----------------     ----------------

                                                                 $  2,877              $40,836              $43,713
                                                          ===============      ================     ================


--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Operating Revenues and Taxes, Other than Income, by Division
Year Ended December 31, 2004




                                                          Valley Energy         Valley Energy
                                                              of PA                 of NY                Total
                                                          ---------------      ----------------     ----------------
Operating Revenues

     Residential sales                                         $4,379,039           $1,284,816           $5,663,855
     Commercial and industrial sales                            2,158,794            1,042,705            3,201,499
     Interruptible sales                                           37,808              164,840              202,648
     Customers' forfeited discounts                                41,644               18,284               59,928
     Transportation sales                                       1,304,185               92,641            1,396,826
     Under recovered gas costs                                     24,171             (192,589)            (168,418)
                                                          ---------------      ----------------     ----------------

         Total Operating Revenues                              $7,945,641           $2,410,697          $10,356,338
                                                          ===============      ================     ================

Taxes, Other than Income

     State capital stock                                          ($6,255)            $      0              ($6,255)
     State gross receipts                                               0               (6,534)              (6,534)
     Local and county taxes                                             0               91,742               91,742
     State PSC assessment                                               0               10,511               10,511
     PURTA                                                         16,855                    0               16,855
     State use tax                                                  4,091                    0                4,091
     State PUC assessment                                          20,762                    0               20,762
                                                          ---------------      ----------------     ----------------

         Total Taxes, Other than Income                           $35,453              $95,719             $131,172
                                                          ===============      ================     ================



--------------------------------------------------------------------------------

Valley Energy, Inc.
--------------------------------------------------------------------------------
Distribution, Operation; Distribution, Maintenance; Customer Accounts and General and Administrative Expenses, by Division
Year Ended December 31, 2004




                                                          Valley Energy         Valley Energy
                                                              of PA                 of NY                Total
                                                          ---------------      ----------------     ----------------
Distribution, Operation

     Mains and services                                          $237,706            $  60,750             $298,456
     Measuring and regulating station - general                     2,115                  408                2,523
     Measuring and regulating station - city gate                   3,986                  892                4,878
     Industrial/commercial meters and regulators                   36,057                4,851               40,908
     Meters and house regulator                                    68,613               21,855               90,468
     Customer installations                                        73,685               10,979               84,664
     Distribution load dispatching                                 13,043               85,075               98,118
     Other operating expense                                        8,850                2,747               11,597
                                                          ---------------      ----------------     ----------------

         Total Distribution, Operation                           $444,055             $187,557             $631,612
                                                          ===============      ================     ================

Distribution, Maintenance

     Structures and improvements                                $  30,195           $    3,369            $  33,564
     Mains                                                         42,346               20,221               62,567
     Measuring and regulating station - general                    24,714                5,663               30,377
     Measuring and regulating station - industrial                      0                  256                  256
     Measuring and regulating station - city gate                   9,568                    0                9,568
     Services                                                      36,166                9,844               46,010
     Meters and house regulators                                   27,306                3,145               30,451
     Supervision and engineering                                   88,813               21,727              110,540
                                                          ---------------      ----------------     ----------------

         Total Distribution, Maintenance                         $259,108              $64,225             $323,333
                                                          ===============      ================     ================

Customer Accounts

     Meter reading                                             $   57,612           $   16,281            $  73,893
     Customer records and collections                             270,701               53,024              323,725
     Uncollectible accounts                                       135,539               63,197              198,736
     Miscellaneous customer                                        20,059                5,037               25,096
                                                          ---------------      ----------------     ----------------

         Total Customer Accounts                                 $483,911             $137,539             $621,450
                                                          ===============      ================     ================


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



Valley Energy, Inc.
--------------------------------------------------------------------------------
Distribution, Operation; Distribution, Maintenance; Customer Accounts and General and Administrative Expenses, by Division (Continued)
Year Ended December 31, 2004




                                                          Valley Energy         Valley Energy
                                                              of PA                 of NY                Total
                                                          ---------------      ----------------     ----------------
General and Administrative

     General and administrative salaries                         $274,829            $  50,704             $325,533
     Pensions and benefits                                          8,728                2,344               11,072
     Office supplies and expense                                   47,074               10,870               57,944
     Outside services                                             110,336               18,903              129,239
     Property insurance                                            15,593                    0               15,593
     Injuries and damage                                           55,631                7,947               63,578
     Rents                                                              0                  631                  631
     General advertising                                            5,295                1,042                6,337
     Miscellaneous general                                          8,386                1,161                9,547
     Directors' committee                                          36,781                8,502               45,283
     Travel and training                                            4,363                  998                5,361
     Regulatory commission                                              0               64,349               64,349
     Maintenance, general plant                                     1,803                    0                1,803
                                                          ---------------      ----------------     ----------------

         Total General and Administrative                        $568,819             $167,451             $736,270
                                                          ===============      ================     ================



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